   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1996
                                                        REGISTRATION NO.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                      INTERNATIONAL CABLETEL INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------              52-1822078
                                     4899
         DELAWARE        (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     (STATE OR OTHER      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
     JURISDICTION OF
     INCORPORATION OR        110 EAST 59TH STREET
      ORGANIZATION)        NEW YORK, NEW YORK 10022
                                (212) 371-3714
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           RICHARD J. LUBASCH, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      INTERNATIONAL CABLETEL INCORPORATED
                             110 EAST 59TH STREET
                           NEW YORK, NEW YORK 10022
                                (212) 371-3714
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPY TO:
                            THOMAS H. KENNEDY, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times on and after the Registration Statement becomes effective as the Selling Holders may determine.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                              PROPOSED
                                AMOUNT        PROPOSED         MAXIMUM
  TITLE OF EACH CLASS OF         TO BE        MAXIMUM         AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED  REGISTERED(2) OFFERING PRICE OFFERING PRICE(3) REGISTRATION FEE
--------------------------------------------------------------------------------------------
 Common Stock, par value
  $0.01 per shares
  (including Series A
  Junior Participating
  Preferred Stock
  Purchase Rights)(1)...       3,365,000         --          $84,546,625        $25,620

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Prior to the occurrence of certain events, the Series A Junior Participating Preferred Stock Purchase Rights will not be evidenced separately from shares of Common Stock.
(2) Such number is deemed pursuant to Rule 416 under the Securities Act of 1933, as amended, to include such indeterminate number of shares of Common Stock as may be issued from time to time pursuant to the terms of the Registrant's 5% Non-voting Convertible Preferred Stock.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 (c) of the Securities Act of 1933.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

                      INTERNATIONAL CABLETEL INCORPORATED

                                    FORM S-3
                             CROSS-REFERENCE SHEET

 ITEM NUMBER AND CAPTION             HEADING IN PROSPECTUS
 -----------------------             ---------------------
  1. Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus....   Registration Statement Cover; Outside Front
                                      Cover Page of Prospectus
  2. Inside Front and Outside Back
      Cover Pages of Prospectus...   Inside Front and Outside Back Cover Pages
                                      of Prospectus; Available Information
  3. Summary Information, Risk
      Factors and Ratio of
      Earnings to Fixed Charges...   Prospectus Summary; Risk Factors; Selected
                                      Consolidated Financial Information
  4. Use of Proceeds..............   Use of Proceeds
  5. Determination of Offering
      Price.......................   *
  6. Dilution.....................   *
  7. Selling Security Holders.....   Selling Stockholders
  8. Plan of Distribution.........   Registration Statement Cover Page; Selling
                                      Stockholders; Plan of Distribution
  9. Description of Securities to
      be Registered...............   *
 10. Interests of Named Experts
      and Counsel.................   Legal Matters; Experts
 11. Material Changes.............   *
 12. Incorporation of Certain
      Information by Reference....   Available Information; Incorporation of
                                      Certain Documents by Reference
 13. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities.................   *

--------
* Omitted as inapplicable.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION DATED NOVEMBER 25, 1996

PROSPECTUS
                                                                           (ART)

                                3,365,000 SHARES

                      INTERNATIONAL CABLETEL INCORPORATED

                                  COMMON STOCK

  This Prospectus relates to the resale of up to 3,365,000 shares of Common Stock, par value $0.01 per share (together with the Series A Junior Participating Preferred Stock Purchase Rights (the "Rights") associated with such shares, the "Common Stock") of International CableTel Incorporated, a Delaware corporation (the "Company"). An aggregate of 1,415,000 of such shares are issued and outstanding shares of Common Stock (the "ECE Shares") which were issued on August 30, 1996 in a private placement undertaken in connection with the Company's acquisition of the 30% minority interest in English Cable Enterprises, Inc. that the Company did not already own (the "ECE Acquisition"). An aggregate of up to 1,950,000 of such shares (the "Swalec Shares") are issuable upon conversion or otherwise pursuant to the terms of the Company's issued and outstanding 5% Non-voting Convertible Redeemable Preferred Stock, Series A, par value $0.01 per share (the "Series A Preferred Stock"). The Series A Preferred Stock was issued on October 7, 1996 in a private placement undertaken in connection with the Company's acquisition of the 40% minority interest in CableTel Newport that the Company or its subsidiaries did not already own (the "Newport Acquisition"). For a summary of the ECE Acquisition and the Newport Acquisition, see "Recent Developments". The ECE Shares and the Swalec Shares (collectively, the "Shares") may be offered and sold from time to time by the holders named in this Prospectus or by their transferees, pledgees, donees or their successors (collectively, the "Selling Stockholders") pursuant to this Prospectus. See "Selling Stockholders."

  The Shares may be offered or sold by the Selling Stockholders from time to time directly to purchasers or through agents, underwriters or dealers on terms to be determined at the time of sale. See "Plan of Distribution." If required, the names of any such agents or underwriters involved in the sale of the Shares in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus.

  The Selling Stockholders will receive all of the net proceeds from the sale of the Shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of Shares. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. See "Use of Proceeds".

  The Selling Stockholders and any broker-dealers, agents or underwriters which participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them or any profit received by them on the resale of Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution".

  The Common Stock is traded on the Nasdaq Stock Market's National Market (the "NNM") under the symbol "ICTL". On November 21, 1996 the last reported sale price of the Common Stock on the NNM was $25.00 per share. Prospective purchasers of the Common Stock are urged to obtain current information as to market prices of the Common Stock.

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 8.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is      , 1996.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                             AVAILABLE INFORMATION

  The Company is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Any reports, proxy statements, information statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and 13th Floor, Seven World Trade Center, New York, New York 10048, and copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the Nasdaq Stock Market, Reports Section, at 1735 K Street, Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of any documents referred to are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus:

  (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, dated March 22, 1996;

  (b) the Company's Quarterly Reports on Form 10-Q for the period ended March 31, 1996, dated May 22, 1996, as amended by Form 10-Q/A-1 dated May 24, 1996; for the period ended June 30, 1996, dated August 14, 1996; and for the period ended September 30, 1996, dated November 12, 1996;

  (c) the Company's Current Reports on Form 8-K, dated January 8, January 16, January 17, January 18, January 23, January 30, February 7, March 19, March 28, May 23, (as amended by Form 8-K/A-1), June 18, September 4, October 1, and October 9, 1996; and

  (d) the description of the Common Stock of the Company contained in its Registration Statement on Form S-1 (File No. 33-63570), dated May 28, 1993, its report on Form 8-B, dated October 14, 1993 and any amendment or report filed with the Commission for the purpose of updating such description.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than certain exhibits). Requests for such copies should be directed to: International CableTel Incorporated, 110 East 59th Street, 26th Floor, New York, New York 10022.
Attention: Richard J. Lubasch, Esq., telephone (212) 371-3714.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

  In this Prospectus, references to "pounds sterling," "(Pounds)," "pence" or "p" are to the lawful currency of the United Kingdom and references to "U.S. dollars," "dollars," "$" or "c" are to the lawful currency of the United States. Solely for the convenience of the reader, this Prospectus contains translations of certain pound sterling amounts into U.S. dollars. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or could have been or could be or will be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into U.S. dollars have been made at $1.5650 per (Pounds)1.00, the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on September 30, 1996. See "Exchange Rates" for information regarding the Noon Buying Rate for the past five fiscal years. On November 21, 1996, the Noon Buying Rate was $1.6887 per (Pounds)1.00.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements incorporated herein by reference. Prospective investors should carefully consider the factors set forth under the caption "Risk Factors." As used in this Prospectus, the term (i) "Company" means International CableTel Incorporated and, unless the context otherwise requires, its consolidated subsidiaries and partnerships including NTL (as defined below); (ii) "CableTel" means International CableTel Incorporated and its consolidated subsidiaries and partnerships excluding NTL; and (iii) "NTL" means NTL Group Limited and, unless the context otherwise requires, its consolidated subsidiaries.

                                  THE COMPANY

  The Company entered the cable telephony/television and telecommunications market in the United Kingdom in 1993 and is the third largest operator of cable telephony/television systems in the United Kingdom in terms of the number of homes in the franchise areas managed by the Company, its subsidiaries and affiliated joint ventures. The Company offers customers residential telephone, cable television ("CATV") and business telecommunications services, thereby generating three sources of revenue from an integrated, high capacity, high speed, full-service network. CableTel's network provides a two-way communications pathway which is capable of delivering new services which may emerge from the convergence of telecommunications, information services and entertainment. Such new services include Cable Online, an Internet access service that was launched by the Company in November 1995 to provide dial-up and back office infrastructure to, among others, Virgin Net, a joint venture announced in May 1996 that plans to offer its own brand of interactive services including Internet access. See "The Company--CableTel."

  In May 1996, CableTel purchased NTL which provides broadcast and broadband transmission and communications services in the United Kingdom. NTL's core business is the transmission of television programming for the Independent Television ("ITV") (Channel 3) companies, Channel 4 and the Welsh Fourth Channel ("S4C"). NTL has also recently been awarded the contract for the transmission of the Channel 5 signal for Channel 5 Broadcasting Limited. Under contracts with those companies, NTL is responsible for operating, monitoring and maintaining a transmission service. NTL has diversified beyond its core business and entered into the telecommunications and radio sectors by using a national infrastructure of over 1,200 transmission sites throughout the United Kingdom. NTL now provides terrestrial television transmission and independent radio signal transmission, operates a national broadband microwave communications network which it uses to provide trunk services to telecommunications companies, commissions and maintains emergency service radio systems, leases and manages cell sites for wireless telephony operators, operates satellite earth stations that uplink video signals to satellites and designs and builds studio and broadcast facilities. See "The Company--NTL."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Shares.

                                USE OF PROCEEDS

  The Selling Stockholders will receive all of the net proceeds from the Shares sold pursuant to this Prospectus. The Company will not receive any of the proceeds from sales by the Selling Stockholders of the Shares.

      SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The summary historical and pro forma consolidated financial information presented below is derived from the Company's consolidated historical financial statements which are incorporated herein by reference and the Company's pro forma statements of operations which are included herein.

                             PRO FORMA
                            NINE MONTHS  NINE MONTHS ENDED     PRO FORMA
                               ENDED       SEPTEMBER 30,       YEAR ENDED   YEAR ENDED DECEMBER 31,
                           SEPTEMBER 30, -------------------  DECEMBER 31, ----------------------------
                              1996(1)      1996       1995      1995(1)      1995      1994      1993
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
 INCOME STATEMENT DATA:
  Revenues...............    $ 204,768   $ 143,473  $ 19,053   $ 206,331   $ 33,741  $ 13,745  $ 10,078
  Costs and expenses
   Operating expenses....      130,394      98,941    14,289     129,105     24,415     7,827     4,441
   Selling, general and
    administrative
    expenses.............       97,628      90,092    41,683      91,118     72,629    27,890     5,042
   Depreciation and
    amortization.........       68,382      60,764    19,320      56,464     29,823    17,916     6,206
                             ---------   ---------  --------   ---------   --------  --------  --------
     Total costs and
      expenses...........      296,404     249,797    75,292     276,687    126,867    53,633    15,689
                             ---------   ---------  --------   ---------   --------  --------  --------
   Operating loss........      (91,636)   (106,324)  (56,239)    (70,356)   (93,126)  (39,888)   (5,611)
  Other income (expense)
   Interest, dividend and
    other income.........       29,353      28,669    16,055      22,231     21,185    18,403     5,182
   Interest expense......     (116,642)   (105,368)  (24,322)    (58,236)   (28,379)  (11,410)   (2,950)
   Foreign currency
    transactions gains
    (losses).............          432         432       567          84         84     2,062    (7,052)
                             ---------   ---------  --------   ---------   --------  --------  --------
  Loss before income
   taxes and minority
   interests.............     (178,493)   (182,591)  (63,939)   (106,277)  (100,236)  (30,833)  (10,431)
  Income tax benefit
   (provision)...........       (5,183)     (5,183)    1,824      (7,169)     2,477    (1,630)     (645)
                             ---------   ---------  --------   ---------   --------  --------  --------
  Loss before minority
   interests.............     (183,676)   (187,774)  (62,115)   (113,446)   (97,759)  (32,463)  (11,076)
  Minority interests.....       11,822      11,822     4,637       6,974      6,974     2,890       --
                             ---------   ---------  --------   ---------   --------  --------  --------
  Net loss...............    $(171,854)  $(175,952) $(57,478)  $(106,472)  $(90,785) $(29,573) $(11,076)
                             =========   =========  ========   =========   ========  ========  ========
  Net loss per common
   share(2)..............    $   (5.59)  $   (5.73) $  (1.90)  $   (3.53)  $  (3.01) $   (.98) $   (.83)
                             =========   =========  ========   =========   ========  ========  ========
  Weighted average number
   of common shares used
   in computation of net
   loss per share(2).....       30,717      30,717    30,186      30,190     30,190    30,175    13,327
                             =========   =========  ========   =========   ========  ========  ========

                                                                    AS OF
                                                             SEPTEMBER 30, 1996
                                                             ------------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents..................................     $  639,082
 Working capital............................................        360,355
 Fixed assets, net..........................................      1,176,421
 Total assets...............................................      2,271,827
 Long-term debt.............................................      1,682,956
 Shareholders' equity.......................................        228,065

--------
(1) As adjusted to give pro forma effect to the following events as if each had occurred at the beginning of the respective periods: (i) the acquisition of NTL; and (ii) the borrowing of approximately (Pounds)200 million pursuant to the NTL Facilities (as defined) to finance a portion of the NTL acquisition (see "The Company--NTL--Summary of the Acquisition"). The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the foregoing events had occurred at the beginning of the respective periods or the future operating results of the Company.
(2) After giving retroactive effect to the four-for-three stock split by way of stock dividend paid in August 1995.

                                 RISK FACTORS

  Ownership of the Shares involves certain risks. Prospective owners of the Shares, prior to engaging in any transaction which would result in the ownership thereby of the Shares, should consider carefully the following factors, in addition to all other information contained in this Prospectus or incorporated herein by reference.

POTENTIAL ADVERSE CONSEQUENCES OF LEVERAGE

  The Company is highly leveraged. At September 30, 1996, the Company's total long-term indebtedness was approximately $1.7 billion, representing 88.0% of total capitalization, including the Company's: (i) $647.0 million accreted value of 11 1/2% Series B Senior Deferred Coupon Notes Due 2006 (the "11 1/2% Notes"); (ii) $179.4 million accreted value of 12 3/4% Series A Senior Deferred Coupon Notes Due 2005 (the "12 3/4% Notes"); (iii) $170.7 million accreted value of 10 7/8% Senior Deferred Coupon Notes Due 2003 (the "10 7/8% Notes" and, collectively with the 11 1/2% Notes and the 12 3/4% Notes, the "Senior Notes"); (iv) $191.8 million principal amount of 7 1/4% Convertible Subordinated Notes Due 2005 (the "7 1/4% Convertible Notes"); (v) $275 million principal amount of 7% Convertible Subordinated Notes due 2008 (the "7% Convertible Notes" and, together with the 7 1/4% Convertible Notes, the "Convertible Notes"), and (vi) $219.1 million outstanding under the Long-Term Facility (as defined). As the Company's subsidiaries draw down amounts expected to be available under the Revolving Credit Facility (as defined), the Proposed Credit Facilities (as defined) and other possible future financings, the amount of debt outstanding will increase further. The indentures governing the Senior Notes and the Convertible Notes permit the Company and its subsidiaries to incur substantial additional indebtedness. The ability of the Company and its subsidiaries to make scheduled payments under present and future indebtedness will depend on, among other things, the Company's and its subsidiaries' ability to complete the build out of the franchises on a timely and cost effective basis, the Company's ability to access the earnings of its subsidiaries (which may be subject to significant contractual and legal limitations), the future operating performance of the Company and its subsidiaries and the Company's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive, regulatory and other factors that are beyond the Company's and its subsidiaries' control. See "--Uncertainty of Construction Progress and Costs" and "--Dependence Upon Cash Flow from Subsidiaries."

  The agreements and debt instruments in respect of the Company's indebtedness (including the NTL Facilities--see "Description of Certain Indebtedness--The NTL Facilities") contain, and the Proposed Credit Facilities and other possible future financings are expected to contain, various covenants which, among other things, require the Company to maintain certain financial ratios, restrict or prohibit the payment of dividends and other distributions to the Company by its subsidiaries, restrict asset sales and dictate the use of proceeds from the sale of assets. These restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to respond to market conditions or meet extraordinary capital needs or otherwise could restrict corporate activities and the ability of the Company's subsidiaries to make payments to the Company which might otherwise fund payments due on the Company's indebtedness. See "--Dependence Upon Cash Flow from Subsidiaries." There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities, such as acquisitions, which may be in the interest of the Company.

  The degree to which the Company is leveraged could have important consequences to holders of the Shares, including the following: (i) increasing the Company's vulnerability to adverse changes in general economic conditions or increases in prevailing interest rates; (ii) limiting the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes, including the build out of the networks in the franchises; (iii) requiring a substantial portion of the Company's and its subsidiaries' cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for dividends, operations and future business opportunities; and (iv) increasing the Company's and its subsidiaries' exposure to increases in interest rates given that certain of the Company's and its subsidiaries' borrowings may be at variable rates of interest. In addition, the Company may under certain circumstances be obligated to offer to repurchase its outstanding debt securities prior to maturity and there can be no assurance that the Company will have the financial resources necessary or otherwise be able to repurchase those securities in such circumstances.

NEED FOR ADDITIONAL FINANCING; PROPOSED CREDIT FACILITIES

  The development, construction and operation of the Company's cable television and telecommunications network will require substantial capital investment. The Company believes that, the aggregate cost of network construction from September 30, 1996 through passing 2,090,000 of the total 2,292,000 homes in its franchises in accordance with its regulatory build schedules (including the license payments in respect of the Northern Ireland LDL and the Gwent and Glamorgan LDLs) will be approximately (Pounds)915 million (the "Anticipated Funding Requirement"). The Company intends to resume discussions with commercial banks toward arranging credit facilities (the "Proposed Credit Facilities") to further fund a portion of such construction costs and working capital requirements (see "Description of Certain Indebtedness--The Proposed Credit Facilities"). Based on information currently available to the Company, the Company estimates that expected sources of funds including, but not limited to, existing cash on hand, the Proposed Credit Facilities (or other financings) if obtained and projected cash flow from operations will be sufficient to fund the Anticipated Funding Requirement.

  The information in the preceding paragraph includes projections; in reviewing such information it should be kept in mind that actual results may differ materially from those in such projections. These projections were based on various factors and were derived utilizing numerous assumptions. Important assumptions and factors that could cause actual results to differ materially from those in these projections include the Company's ability to continue to design network routes, install facilities, obtain and maintain any required government licenses or approvals and finance construction and development, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services. Other factors and assumptions not identified above were also involved in the derivation of these projections, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. The Company assumes no obligation to update these projections to reflect actual funding requirements, capital expenditures and results, changes in assumptions or changes in other factors affecting such projections. There can be no assurance that (i) the Proposed Credit Facilities or any other financings will be obtained (or be available on acceptable terms); (ii) the Company or its subsidiaries will be able to access all amounts available under the terms of the Proposed Credit Facilities or other financings; (iii) actual construction costs will not exceed the Anticipated Funding Requirement (see "--Uncertainty of Construction Progress and Costs" below) or that additional financing substantially in excess of the Anticipated Funding Requirement will not be required; (iv) conditions precedent to advances under any such credit facility will be satisfied when funds are required; (v) the Company will not acquire additional franchises or other new businesses that would require additional capital; (vi) the Company will be able to generate sufficient cash from operations to meet any unfunded portion of its capital requirements when required or to satisfy the conditions under the terms of the Senior Notes or the Company's other debt instruments and agreements for the incurrence of additional debt financing or
(vii) the Company's subsidiaries will not incur losses from their exposure to exchange rate fluctuations or be adversely affected by interest rate fluctuations. See "--Currency Risk." To the extent that the Company's subsidiaries determine not to, or are unable to, obtain or borrow under the Proposed Credit Facilities, the actual amounts required to complete the Company's planned build out exceed the Anticipated Funding Requirement or the Company's operating cash flow does not meet expectations, the Company will require additional debt or equity financing. There can be no assurance that any such financing will be available on acceptable commercial terms or at all. The inability of the Company to secure additional financing could result in a failure to comply with the minimum build milestones set forth in its licenses and could ultimately lead to the revocation of such licenses. See "-- Requirement to Meet Build Milestones."

  The Company will continue to consider strategic acquisitions and combinations primarily in the United Kingdom, as attractive opportunities arise. The Company is currently involved in various stages of exploration, development and negotiation of certain transactions, some of which, if completed, would be significant and may involve the incurrence of substantial indebtedness or the raising of additional equity by the Company and its subsidiaries to finance such transactions. There can be no assurances that such transactions will occur. The indentures governing the Company's Senior Notes permit indebtedness to be incurred to finance acquisitions only if such acquisitions are acquisitions of either tangible or intangible assets, licenses and computer software used in connection with a Cable Business (as defined in the indentures governing the Senior Notes) or certain entities, directly or indirectly, engaged in a Cable Business if such entities meet certain qualifying criteria specified in such indentures.

DEPENDENCE UPON CASH FLOW FROM SUBSIDIARIES

  The Company is a holding company that conducts its operations through its direct and indirect wholly-owned subsidiaries and affiliated joint ventures. As a holding company, the Company holds no significant assets other than its investments in and advances to its subsidiaries and affiliated joint ventures. The Company is, therefore, dependent upon its receipt of sufficient funds from its subsidiaries and affiliated joint ventures to meet its own obligations. The ability of the Company and its creditors to benefit in the distribution of any assets of any of the Company's subsidiaries and affiliated joint ventures upon any liquidation of any such subsidiary or joint venture will be subject to the prior claims of the subsidiary's or joint venture's creditors, including trade creditors and, to the extent that such subsidiary or joint venture is not directly owned by the Company, to the prior claims of any other persons directly or indirectly owning such subsidiary or joint venture.

  Each of the Company's subsidiaries that is a Delaware corporation may pay dividends, under the Delaware General Corporation Law (the "DGCL"), only out of its surplus, or, in the circumstances prescribed by the DGCL, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Each of the Company's subsidiaries that is a United Kingdom company is, under applicable United Kingdom law, prohibited from paying dividends unless such payments are made out of profits available for distribution (which consist of accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made). Other statutory and general English law obligations also affect the ability of directors of the Company's subsidiaries to declare dividends and the ability of the Company's subsidiaries to make payments to the Company on account of intercompany loans. In addition, the United Kingdom may impose a withholding tax on payments of interest and advance corporation tax on distributions (of interest, dividends or otherwise) by United Kingdom subsidiaries of the Company.

  Borrowings under the NTL Facilities are, and a substantial portion of the Company's and its subsidiaries' existing and future indebtedness (including borrowings under the Proposed Credit Facilities) is expected to be, secured by liens and other security interests over the assets of the Company's subsidiaries and the equity interests in the Company's subsidiaries. In addition, the ability of the Company and its creditors to benefit from distributions of assets of the Company's subsidiaries may be limited to the extent that the outstanding shares of any of its subsidiaries and such subsidiary's assets are pledged to secure other debt of the Company or its subsidiaries. Any right of the Company to receive assets of any subsidiary upon such subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as an unsubordinated creditor of such subsidiary. However, to the extent that the Company is so recognized, the claims of the Company would still be subject to any security interests in the assets of such subsidiary and any liabilities of such subsidiary senior to those held by the Company and may otherwise be challenged by third parties in a liquidation or reorganization proceeding. In addition, loan agreements may require, as in the case of the NTL Facilities, the Company to subordinate its right to repayment of indebtedness outstanding between it and the borrower under such agreement or any subsidiary of the Company to the rights of the lenders under the agreement. In particular the rights of the Company and other subsidiaries to repayment of principal and interest lent by them to the borrower under the NTL Facilities have been and will be subordinated to the rights of the lenders under the NTL Facilities pursuant to subordination agreements with such lenders.

  The principal fixed assets of the Company's subsidiaries are cable headends, cable television and telecommunications distribution equipment, telecommunications switches and customer equipment. The value of a substantial portion of these fixed assets is derived from their employment in the Company's and its subsidiaries' cable television and telecommunications businesses. In the case of NTL, its principal fixed assets are transmission towers, masts and antennas and the sites on which they are located. These assets are highly specialized and, taken individually, can be expected to have limited marketability. Consequently, in the event that secured creditors seek to realize on the collateral securing debt of the Company's subsidiaries, these creditors would be likely to seek to sell the business as a going concern (possibly through a sale of pledged shares of subsidiaries), either in its entirety, or by franchise or other business unit, in order to maximize the proceeds realized.

  Therefore, for the reasons referred to in the preceding paragraphs, there can be no assurance that the Company will be able to receive any cash flow from its subsidiaries in a timely manner or at all.

THE NTL ACQUISITION

  Additional Funding May Be Required. The Company anticipates that substantial amounts of capital investment will be required in the future in order to develop and expand NTL's business. The Company estimates, based on the information currently available to it, that through December 31, 1997, NTL will require up to approximately (Pounds)50 million in capital beyond that which NTL is capable of generating from its current operations for interest expense, capital expenditure and working capital needs. The NTL Facilities contain a revolving credit facility (the "Revolving Credit Facility") of (Pounds)25 million which may be used for capital expenditure and working capital purposes of NTL, subject to satisfaction of certain drawdown conditions. The Company believes that, based on current estimates, NTL's other capital needs for the foreseeable future will be funded with existing cash on hand of the Company. However, there can be no assurance that the actual amounts required to develop NTL's business will not exceed the Company's current estimates, that conditions precedent to advances under the Revolving Facility will be satisfied or cash on hand will be available when funds are required.

  The cash required for payment of interest and principal related to the financing will be substantial and may restrict cash availability for other purposes. See "Description of Certain Indebtedness--The NTL Facilities." While anticipated cash flow from the combined operations and other sources should be adequate to make those payments, such demands may limit the funds available for development and capital expenditures. In addition, the NTL Facilities prohibit the Purchaser from paying dividends to the Company unless certain cash flow targets are met and, if such targets are met, require that 50% of all Excess Cash Flow of the Purchaser and its subsidiaries (including the NTL group) must be applied to prepay amounts outstanding under the long term facility of (Pounds)90 million (the "Long Term Facility") comprised in the NTL Facilities. See "Description of Certain Indebtedness--The NTL Facilities--The A Facilities."

  Unknown Acquisition Liabilities. The acquisition of NTL was structured as a share purchase, which may result in the Purchaser having acquired NTL companies with unknown liabilities. The Company obtained from NTL's former shareholders certain representations and warranties concerning contingent liabilities and other obligations of NTL to reduce the risk that the Company will be held liable for unknown liabilities of NTL. Approximately (Pounds)35 million of the purchase price for NTL payable in May 1997 (the "Further Payment") is subject to reduction if such representations and warranties are proved to be untrue or inaccurate. Nevertheless, there may be circumstances in which the adjustment of the Further Payment does not provide the Company with protection from contingent or other obligations of the NTL companies or breaches of the representations and warranties, to the extent that they exceed (Pounds)35 million. The Deed of Adjustment also provides for the Further Payment to be reduced in accordance with a formula relating to the outcome of the review by the Office of Telecommunications ("OFTEL") of the price cap applicable to NTL's regulated businesses (the "Price Cap Review"). Given the outcome of the Price Cap Review announced on September 23, 1996, it is anticipated that the Further Payment will not be reduced as a result of the Price Cap Review. See "The Company--Broadcast Services."

  Dependence Upon Site Sharing Arrangement. As a result of, among other factors, a natural shortage of potential transmission sites and the difficulties in obtaining planning permission for erection of further masts, the

British Broadcasting Corporation (the "BBC") and NTL have made arrangements to share a large number of sites. Under the present arrangements, one of the parties (the "Station Owner") is the owner, lessee or licensee of each site and the other party (the "Sharer") is entitled to request a license to use certain facilities at that site. Each site license granted pursuant to the site sharing agreement is for an initial period expiring on December 31, 2005 (subject to title and to the continuation in force of the site sharing agreement) and provides that, if requested by the Sharer, it will be extended for further periods. The site sharing agreement and each site license provide for the Station Owner to be paid a commercial license fee and for the Sharer to be responsible, in normal circumstances, for the costs of accommodation and equipment used exclusively by it. These arrangements continue between the BBC and NTL notwithstanding the acquisition. Either party may terminate the agreement by 5 years notice in writing to the other expiring on December 31, 2005 or at any date which is a date 10 years or a multiple of 10 years after December 31, 2005. Although the Company does not anticipate that the site sharing agreement or the site licenses will be terminated, there can be no assurance that such a termination will not occur. Termination of the site sharing arrangements would have a material adverse effect on NTL's business and would also result in an event of default under the NTL Facilities and the acceleration of the indebtedness outstanding thereunder. Each such event could have a material adverse effect on the Company. In particular, an acceleration of the indebtedness under the NTL Facilities could lead to defaults under the indentures governing the Convertible Notes, the Senior Notes, the 7 1/4% Convertible Notes and under the terms of other existing indebtedness of the Company and its subsidiaries. There can be no assurance that the Company would have sufficient resources to repay such indebtedness should it be accelerated.

  Dependence Upon ITV and Other Contracts. NTL's business is substantially dependent upon contracts with the ITV contractors, Channel 4 and S4C for the provision of transmission services. The prices that NTL may charge these companies for television transmission services is subject to regulation by OFTEL. See "--Possible Changes in Government Regulation." The contracts with the ITV contractors, Channel 4 and S4C terminate on December 31, 2002. Although, historically, the ITV contractors, Channel 4 and S4C have renewed their contracts with NTL, there can be no assurance that they will do so upon expiration of the current contracts, that they will not negotiate terms for NTL's provision of transmission services on a basis less favorable to NTL or that they would not seek to obtain from third parties a portion of the transmission services currently provided by NTL.

  BBC Privatization. The United Kingdom Government has announced its intention to privatize the BBC's transmission business upon expiration of the BBC's Royal Charter in December 1996. If one or more businesses other than NTL successfully bid for the BBC's transmission business, there can be no assurance that NTL will not encounter significant competition for its transmission business from expiration of NTL's current contracts with the ITV contractors, Channel 4 and S4C. See "--Dependence Upon ITV and Other Contracts."

  General. The benefits of the acquisition of NTL could be less than anticipated and potential risks could be greater than expected. While the Company believes the acquisition of NTL will be beneficial to the Company and its stockholders, there can be no assurance that (1) the expected benefits will be realized; (2) the potential risks will not occur; or (3) the risks can be managed without adversely affecting the Company.

OPERATING LOSSES; LIMITED FINANCIAL HISTORY

  Although the long distance business of OCOM Corporation ("OCOM") to which the Company succeeded has realized net income from operations in the past, on a consolidated basis, the Company has experienced operating losses and net losses since 1989 (with the exception of 1992). The Company had net income
(loss) for the nine months ended September 30, 1996 and 1995 and years ended December 31, 1995, 1994, 1993, 1992 and 1991 of $(176.0) million) and $(57.5 million), $(90.8 million), $(29.6 million), $(11.1 million), $1.2 million and ($.9 million), respectively. As of September 30, 1996, the Company's accumulated deficit was $305.5 million. The development of the Company's business to date has resulted in significant expenditures and the continued construction and expansion of its network will require considerable additional expenditures before significant operating revenues may be generated. Construction and operating expenditures have resulted in negative cash flow, which is expected to continue at least until an adequate customer base is established. The

Company also expects to incur substantial additional operating losses, and there can be no assurance that the Company will achieve or sustain profitability in the future. Failure to become profitable could adversely affect the Company's ability to sustain operations, and obtain additional required funds. See "--Need for Additional Financing; Proposed Credit Facilities." Moreover, such a failure would adversely affect the Company's ability to pay the required interest payments on the Company's indebtedness.

REQUIREMENT TO MEET BUILD MILESTONES

  The telecommunications license for each franchise contains specific construction milestones. Under the terms of its current telecommunications licenses, from September 30, 1996 until the end of 2003, CableTel is required to construct cable television systems passing an aggregate of approximately 1,296,000 additional premises (residential and business). As of September 30, 1996, the 1996 milestones have been met. OFTEL and the Department of Trade and Industry ("DTI") are the only bodies with the authority to modify the construction milestones in the licenses other than the Northern Ireland and Gwent and Glamorgan local delivery operator licenses ("LDLs") (in respect of which the Independent Television Commission (the "ITC") is the relevant authority for modifying construction milestones). Based on current network construction scheduling, the Company believes it will be able to satisfy CableTel's milestones in the future, but there can be no assurance that such milestones will be met. In the event that the Company is unable to meet the construction milestones required by any of its licenses, and is unable to obtain modifications to the milestones, the relevant license or licenses could be revoked, which would have a material adverse effect on the Company and which could affect the continued availability of funding to the Company and its operating subsidiaries.

UNCERTAINTY OF CONSTRUCTION PROGRESS AND COSTS

  At September 30, 1996, construction of CableTel's network had passed approximately 38% of its final regulatory milestone requirements for all its franchises (including the Northern Ireland and Gwent and Glamorgan franchises). Successful construction and development of CableTel's network will depend on, among other things, CableTel's ability to continue to design network routes, install facilities, obtain and maintain any required government licenses or approvals and finance construction and development, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. The exact amounts and timing of all of these expenditures are subject to a variety of factors which may vary greatly by market and be beyond the control of the Company. Accordingly, there can be no assurance that the actual amounts of capital expenditures described above will not exceed the Anticipated Funding Requirement or that additional funding substantially in excess of the Anticipated Funding Requirement will not be required.

  In building its network, CableTel is generally required by its licenses to use underground construction, which is more expensive and time consuming than aerial construction. Mechanized construction methods often cannot be used to install network infrastructure in CableTel's franchise areas due to existing underground utility infrastructure. In addition, CableTel is responsible for restoring the surface area after its underground construction is completed. Although CableTel has recently been able to negotiate construction contracts at rates which it believes are competitive relative to the cable industry as a whole, construction costs could increase significantly over the next few years as existing contracts expire and as demand for cable construction services grows due to anticipated increases in the cable industry's overall construction activity. Accordingly, there can be no assurance that the Company will be able to construct its network in a timely manner, or at a reasonable cost.

  For a discussion of the risks associated with the Company's Anticipated Funding Requirement for construction of CableTel's network in its existing franchises, see "--Need for Additional Financing; Proposed Credit Facilities."

UNCERTAINTY OF CUSTOMER ACCEPTANCE

  The cable telephony/television and telecommunications industry has a limited operating history in the United Kingdom. Although initial acceptance of cable telephony/television services provided by the Company has been encouraging, the Company is unable to predict with certainty how consumer demand for CableTel's services may develop over time. The Company's future revenue growth depends in large measure on (i) the development of significant consumer preference for cable television over other types of in-home entertainment and (ii) customer acceptance of CableTel as an attractive alternative to its competitors as a provider of telephone and other telecommunications services. Since December 31, 1994, the Company has, through the acquisition of the Northern Ireland and Gwent and Glamorgan LDLs increased the total number of homes in its franchises by almost 50%. The Company's future success will depend on customer acceptance of its services and its ability to extend CableTel's brand name in these new franchise areas. See "-- Significant Competition." The inability of the Company to generate demand for its services could have a material adverse effect on the Company.

  To date, unlike other United Kingdom operators, CableTel has not experienced significant churn in its franchise areas although the Company expects churn rates to increase. There can be no assurance as to CableTel's future churn rates. Higher levels of churn could have a material adverse effect on the financial condition and results of operations of the Company.

SIGNIFICANT COMPETITION

  The Company faces significant competition from established and new competitors in the areas of cable television, residential telephone and business telecommunications services. The Company believes that competition will intensify in each of these business areas, particularly business telecommunications.

  CATV. CableTel's CATV systems compete with direct reception over-the-air broadcast television, direct-to-home ("DTH") satellite services and satellite master antenna systems ("SMATV"). Pay television and pay-per-view ("PPV") services anticipated to be offered by CableTel will compete to varying degrees with other communications and entertainment media, including DTH services, home video, cinema exhibition of feature films, live theater and newly emerging multimedia services. The Company expects that, in the future, CableTel may face competition from programming provided by video-on-demand services, including those that may be provided by public telephone operators ("PTOs") with national licenses (i.e. national PTOs). The extent of such competition depends upon, among other factors, the quantity and quality of the programming offered, the price (including the amount of up-front and service costs) and, with respect to broadcast services, the quality of the broadcast signal.

  National PTOs such as British Telecommunications plc ("BT") and Mercury Communications Limited ("Mercury") were restricted from holding licenses to provide CATV until March 31, 1994. Since then, national PTOs have been allowed to bid for the award of cable licenses in respect of areas of the United Kingdom that have not already been licensed. This position results from regulations promulgated under the Broadcasting Act 1990 and it may be changed by further regulations which reflect changes in policy of relevant governmental authorities. Any such change in policy could have a material adverse effect on the Company. To the Company's knowledge, no national PTO has applied for a cable license in its own right but certain companies associated with BT and Mercury hold licenses to provide cable telephone/television systems outside the Company's franchises. It was recently announced, however, that Mercury would be merged with three cable operators that hold such licenses, Nynex CableComms, Bell Cablemedia plc and Videotron Holdings plc, to form a new company to be known as Cable & Wireless Communications ("C&WC").

  On September 29, 1993, the ITC issued a statement pursuant to which it took the position (shared by OFTEL and DTI) that BT and the other national PTOs may provide "video-on-demand" service under their existing licenses. No assurance can be given that video-on-demand will not provide substantial competition to the Company within its markets in the future.

  The Broadcasting Act 1996 was enacted in August 1996. It provides for the future regulation of digital terrestrial television ("DTT") that is expected to provide an additional 18 or more new terrestrial channels serving between 60% and 90% of the United Kingdom's population. Some of the channels will be reserved for digital simultaneous broadcasting by the existing terrestrial broadcasters. The introduction of DTT, as well as digital satellite television will provide both additional programming opportunities as well as increased competition for the Company and its subsidiaries. For example, British Sky Broadcasting Limited ("BSkyB") is proposing to launch a digital satellite service in 1997 either by itself or in conjunction with other partners including, possibly, BT (see "--Residential Telephony"). Although customers of cable operators may be able to receive digital satellite television signals for more than 120 channels from their cable operator using their existing equipment (subject to capacity restraints), there can be no assurance that satisfactory (or any) terms of carriage will be obtained by CableTel for digital satellite programs or channels.

  The full extent to which existing or future competitors using existing or developing media will compete with cable television systems may not be known for several years. There can be no assurance, however, that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render cable television systems less profitable or even obsolete.

  Residential Telephony. The Company competes primarily with BT in providing telephone services to residential customers. BT, formerly the only major national PTO in the United Kingdom, has an established market presence, fully built networks and resources substantially greater than those of the Company. According to OFTEL, at December 1995, nearly 95% of United Kingdom residential telephone exchange line customers are customers of BT. The Company's growth in telecommunications services, therefore, depends upon its ability to convince BT's customers to switch to the Company's telecommunications services. The Company believes that price is currently one of the most important factors influencing the decision of United Kingdom customers to switch to a cable telecommunications service. BT has, however, introduced price reductions in certain categories of calls and, due to regulatory price controls, BT will be making further reductions in its telecommunications prices. Accordingly, although the Company intends to remain competitive, in the future it may be unable to offer residential telephone services at rates lower than those offered by BT. In such case, the Company may experience a decline in its average per line residential telecommunications revenues, may not achieve desired penetration rates and may experience a decline in total revenues. There can be no assurance that any such decline in revenues or penetration rates will not adversely affect the financial condition and results of operations of the Company and its subsidiaries.

  In addition to BT, other telecommunications competitors which may have substantially greater resources than those of the Company could prevent the Company from increasing its share of the residential telecommunications market. AT&T Communications (U.K.) Ltd. ("AT&T U.K.") was awarded a national PTO license in December 1994 and has announced an intention to enter both the business and residential markets. It has been proposed that C&WC, if formed, will also offer its services in both such markets. In addition, IONICA L3 Limited ("IONICA"), will begin to offer telecommunications services via a fixed radio network in 1996. IONICA announced in November 1995 an arrangement with Scottish Power Telecommunications Limited ("Scottish Telecom"), a subsidiary of Scottish Power PLC, whereby Scottish Telecom will provide IONICA's service in Scotland. Liberty Communications Limited, the U.K.'s other licensed wireless local loop operator, is expected to launch its residential telephone service in late 1996. In addition, on February 8, 1996, the DTI announced the award of two licenses to operate radio fixed access services in the 2 GHz band. These new licenses enable the two licensees, BT and RadioTEL Systems, to provide telecommunications services to customers living in defined remote rural areas mainly in Scotland, Wales and Northern Ireland and create potential additional competition for the Company's residential telephony services in certain remote rural areas of the Company's Northern Ireland franchise. The Company also competes with mobile networks such as those provided by Telecom Securicor Cellular Radio Limited (marketed under the name "Cellnet") (in which BT has a 60% interest) and Vodafone Group Plc, and with personal communications networks such as those provided by a joint venture between Cable & Wireless PLC and U S WEST, Inc. (marketed under the name "Mercury One-2-One") and Orange Personal Communications Services Limited (marketed under the name "Orange"). This technology could grow to become a competitive threat to the Company's networks, particularly if all changes are reduced further on the mobile networks. NTL"s Radio Communications Division may enable the Company to benefit from the growth in this technology. There can be no assurance, however, that the Company will be able to compete successfully with BT or such other telecommunications operators.

  The Company believes that it has a competitive advantage in the residential market because of its ability to offer integrated telephone, CATV, telecommunications services (including interactive and on line services) and dual product packages designed to encourage customers to subscribe to both services. However, there can be no assurance that this competitive advantage will continue. Indeed, BT, Mercury and other national PTOs will be entitled to convey CATV services from 2001 and, subject to a review by the Director General, possibly from as early as 1998. Moreover, if C&WC is formed, it is proposed that it will offer integrated telephone, CATV, telecommunications and multimedia services.

  BSkyB is currently marketing telecommunications services on behalf of BT, which enables BSkyB's customers to earn additional discounts on BT's residential telecommunications volume discount plans. In addition, it is reported from time to time that BT and BSkyB are discussing the formation of cooperative arrangements. For example, press reports have indicated that the two companies are in advanced discussions regarding the formation of a joint venture to promote digital satellite television and interactive services in the United Kingdom. Given the respective market positions of BT and BSkyB, the Company believes that, if the two companies successfully combine their respective marketing strengths, the resulting combination may provide significant competition to cable operators including CableTel. At present, however, it remains to be seen whether cooperative arrangements, such as the proposed joint venture, can be established successfully. Based on press reports, the Company believes that significant issues remain to be resolved between the parties. The Company cannot currently predict the effect that competition from joint BT/BSkyB ventures would have on CableTel's business until further details are available as to how it is proposed that these and other issues are to be resolved.

  Business Telephony. BT also is the Company's principal competitor in providing business telecommunications services. In addition, the Company competes with Mercury (a majority owned subsidiary of Cable & Wireless PLC which is proposed to be merged into C&WC), Energis Communications Limited ("Energis") (a subsidiary of the National Grid Company plc), Scottish Telecom in Scotland and with other companies that have recently been granted telecommunications licenses, such as MFS Communications Limited. In the future, the Company may compete with additional entrants to the business telecommunications market, such as AT&T U.K. Competition is based on price and quality of services and the Company expects price competition to intensify if Mercury (or C&WC), Energis and other new market entrants compete aggressively. Most of these competitors have substantial resources and there can be no assurance that these or other competitors will not expand their businesses in the Company's existing markets or that the Company will be able to continue to compete successfully with such competitors in the business telecommunications market.

LIMITED ACCESS TO PROGRAMMING

  The Company's ability to make a competitive offering of cable television services is dependent on CableTel's ability to contract for and obtain access to programming at a reasonable cost. While various sources of programming are available to cable system operators in the United Kingdom, BSkyB is currently the most important supplier of cable programming and the exclusive supplier of certain programming. BSkyB provides the industry with a range of programming, including the most popular mainstream premium movie channels available in the United Kingdom and, currently, exclusive English premier league soccer games. BSkyB also competes with CableTel by operating a DTH satellite service that provides programming, including programming that is also offered by CableTel, to approximately 3.6 million subscribers in the United Kingdom. BSkyB's programming is important in attracting and retaining cable television subscribers and, in the absence of more alternative programming sources, BSkyB may be able to set and raise prices for its programming without significant competitive pricing pressure. On August 18, 1995, the Office of Fair Trading ("OFT") announced that the Director General of Fair Trading ("DGFT") had reviewed and approved a revision by BSkyB of its wholesale price list (industry rate card) for the supply of programming to cable operators. The revised rate card sets wholesale primary discounts based upon the cable operator's pay-to-basic ratio and market penetration. Under the revised rate card, CableTel will pay an additional 13% on its March 1995 prices, with effect from January 1, 1996. This review was supplemented by a further review announced in December 1995 by the DGFT of BSkyB's position in the pay-TV market, including issues relating to the supply of programming and related services at the wholesale level. The DGFT announced the results of his review on July 24, 1996 when he received new undertakings from BSKyB as to its future behavior and announced that a new industry rate card would be approved after consultation with the cable industry. The OFT also found that there was no evidence that the linkage between the direct-to-home ("DTH") retail price and its wholesale price charged to cable operators was anti-competitive and that no action was required on this issue. Additionally, the OFT found that there was no evidence that BSkyB had been cross-subsidizing the retail part of its business from profits of the wholesale segment to the detriment of competition.

  However, the OFT found that BSkyB's requirement that cable operators carry its basic channels to 100% of their subscribers inhibited cable operators in their ability to offer tailored packages and inhibited the growth of local cable industry. BSkyB has accepted an undertaking not to require carriage in excess of 80% in the future.

  BSkyB also accepted an undertaking not to bundle bonus programmes (such as occurred in respect of the Disney Channel) with premium channels in the future (the ITC is currently investigating a complaint concerning the terms of supply of the Disney Channel). It is expected that the new industry rate card will be published during the final quarter of 1996. However, notwithstanding the OFT's intervention, no assurance can be given that BSkyB will not exploit its dominant market position in a manner which may have a material adverse effect on the Company's operating results.

  In addition, BSkyB announced in 1995 the conclusion of programming supply agreements with the two largest cable operators in the United Kingdom. Under these agreements, these two cable operators accepted significantly restrictive provisions in return for more favorable rates than those contained in the new BSkyB ratecard. BSkyB has, however, undertaken to suspend operation of certain anti-competitive restrictions contained in these agreements, while the DGFT considers further whether the agreements warrant investigation by the Restrictive Practices Court. The Company anticipates that, as these two cable operators together control approximately 40% of homes under franchise in the United Kingdom, the consequences of these agreements will make it substantially less viable for other cable operators (including CableTel) to reduce their dependence on BSkyB as the principal source of programming supply by developing, through cooperative ventures among cable operators, their own PPV services, sports or movie channels and cable-exclusive programming.

  CableTel, like many other cable operators, obtains most of its programming through arrangements with BSkyB and other programming suppliers which are not reflected in signed written agreements. To date, CableTel has not had a formal contract with BSkyB, although it has been in discussions with BSkyB for some time. There can be no assurance that CableTel will be able to enter into a definitive agreement with BSkyB, that the terms of such definitive agreement will not be less favorable to CableTel than the current arrangement, or that BSkyB will continue to supply programming to CableTel on reasonable commercial terms or at all. Moreover, CableTel has not, to date, entered into written contracts with many of its other program suppliers. The loss of BSkyB or other programming, a deterioration of the perceived quality of BSkyB or other programming, or a material increase in the price that CableTel is required to pay for BSkyB or other programming could have a material adverse effect on the Company and its subsidiaries.

  CableTel has recently introduced a new packaging and pricing structure to more attractively package its CATV and telephony offerings to customers. See "The Company--Local Telecommunications and Television Services." It has been reported that several of the Company's programming suppliers have objected to this new structure and such objections may lead to the loss of existing program supply arrangements. In addition, although preliminary sales results are favorable, there can be no assurance that there will be sufficient subscriptions for the genre-based packages to allow for favorable margins.

  Because of the factors described in the preceding paragraphs, there can be no assurance that its current programming will continue to be available to the Company on acceptable commercial terms, or at all.

POSSIBLE CHANGES IN GOVERNMENT REGULATION

  The principal business activities of the Company in the United Kingdom are regulated and supervised by various governmental bodies, the ITC, the Department of National Heritage and OFTEL under the directions of the Director General and the DTI on behalf of the Secretary of State for Trade and Industry. Changes in laws, regulations or governmental policy (or the interpretations of such laws or regulations) affecting the Company's activities and those of its competitors, such as licensing requirements, increased price regulation, deregulation of interconnection arrangements, acceleration of the date (which is scheduled for 2001 but is subject to review in 1998) from which BT, Mercury and other national PTOs can convey broadcast entertainment services over their existing national networks or a change in policy allowing more than one cable licensee in the franchise area could have a material adverse effect on the Company's financial condition and results of operations. In particular, if there were a change of government or government policy in the United Kingdom, existing restrictions on the eligibility of BT, Mercury or certain other national PTOs to compete with CableTel's CATV business might be removed or significantly weakened. The United Kingdom's opposition party, the Labour Party, has stated its intention to review these restrictions if it is elected as the governing party. A general election is required to be held by May 22, 1997 but may be called earlier.

  A substantial portion of NTL's business is also subject to regulation. In particular, the prices that NTL may charge the ITV companies, Channel 4 and S4C for television transmissions services are subject to price controls imposed by OFTEL, which are being reviewed by the Director General. Based on the Director General's initial conclusions published in the Interim Statement, the Company expects that the future revenues NTL receives from providing these services will be reduced. There is no assurance that the new price controls resulting from the final conclusions of the Director General's review will not be reviewed further prior to 2002 or that price controls for the years following December 31, 2002 will not have a material adverse effect on such revenues.

  As the United Kingdom is a member of the European Union ("EU"), the Company may be subject to regulatory initiatives of the European Commission ("EC"). Changes promulgated in EU Directives, particularly to the extent that they require an EU television "production" and "programming" quota which may reduce the range of programs which can be offered and increase the costs of purchasing television programming. In addition, EU Directives may introduce provisions requiring the Company and its subsidiaries to provide access to its cable network infrastructure to other service providers, which could have a material adverse effect on its business. Furthermore, as part of the implementation of the EU Television Standards Directive, the United Kingdom government has set out in a paper ("The Regulation of Conditional Access for Digital Television") its approach to the regulation of conditional access for digital television. The United Kingdom government intends to, among other things, exclude from all licenses issued under the Telecommunications Act 1984 (the "Telecommunications Act") (including cable operators) the authority to provide conditional access services for digital programming services and issue a new class license. Cable operators operating those systems will have to register with OFTEL. It is proposed that the new license will include detailed conditions including an obligation to provide these services and a prohibition on discrimination. A draft statutory instrument, together with a draft class license, was published for consultation on June 26, 1996. This process is continuing and the DTI and OFTEL are working toward a further draft consultative license to be published in the near future.

MANAGEMENT OF GROWTH AND EXPANSION

  The Company has experienced rapid growth and development in a relatively short period of time and will continue to do so to meet its strategic objectives and regulatory milestones. The management of such growth will require, among other things, stringent control of construction and other costs, continued development of the Company's financial and management controls, increased marketing activities and the training of new personnel. Failure to manage its rapid growth and development successfully could have a material adverse effect on the Company's financial condition and operating results.

DEPENDENCE ON KEY PERSONNEL

  The Company's businesses are managed by a small number of key executive officers, the loss of certain of whom, such as Mr. George S. Blumenthal and Mr. J. Barclay Knapp, could have a material adverse effect on the Company. The Company believes that its future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. The Company has not entered into written employment contracts or non-compete agreements with, nor has it obtained life insurance policies covering, such key executive officers. Certain senior managers of the Company also serve as members of senior management of other companies in the telecommunications business.

RAPID TECHNOLOGICAL CHANGES

  The telecommunications industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of fiber optic, coaxial or copper cabling technologies nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the businesses of the Company cannot be predicted.

  The Company believes that its advanced network design is sufficiently flexible to permit it to deliver a wide variety of existing entertainment, telecommunications and information services and will enable it to offer anticipated new services in the future without incurring significant additional construction costs to adapt its existing underground network. However, the cost of implementation of emerging and future technologies could be significant and the Company's ability to fund such implementation will depend on its ability to obtain additional financing. See "--Need for Additional Financing; Proposed Credit Facilities."

  In the future, digital compression techniques may allow terrestrial broadcasters to offer approximately eight digital channels on a frequency which currently carries one analog channel. The Company believes that if digital terrestrial broadcast or digital satellite television services are introduced successfully in the United Kingdom, at competitive prices, the Company, as well as its competitors, will be able to increase significantly the number of channels they are able to offer to their customers. However, the effect of any emerging and future technological changes on the viability or competitiveness of the Company's network and services cannot be accurately predicted.

CURRENCY RISK

  To the extent that the Company obtains financing in United States dollars and incurs construction and operating expenses in British pounds sterling, it will encounter currency exchange rate risks. In addition, the Company's revenues will be generated primarily in British pounds sterling while its interest and principal obligations with respect to most of the Company's existing indebtedness (including, without limitation, the indebtedness represented by the Senior Notes and the Convertible Notes) are payable in United States dollars. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, there can be no assurance that the Company will engage in such transactions, or, if the Company decides to engage in such transactions, that they will be successful and that shifts in the currency exchange rates will not have a material adverse effect on the Company.

INSURANCE COVERAGE

  The Company obtains insurance of the type and in the amounts that it believes are customary in the United Kingdom for similar companies. Consistent with this practice, the Company does not insure the underground portion of its cable network. Any catastrophe affecting a significant portion of the Company's underground cable network could result in substantial uninsured losses.

ANTI-TAKEOVER MATTERS

  Certain provisions of the indentures governing the Senior Notes and the Convertible Notes may have the effect of delaying or preventing transactions involving a Change of Control (as defined in the indentures) of the Company, including transactions in which stockholders might otherwise receive a possible substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interest.

  A Change of Control would require the Company to make an offer to purchase all the Convertible Notes and Senior Notes, may require the Company to refinance substantial amounts of its indebtedness and would impose other significant obligations on the Company. The inability of the Company to purchase all or some of the Convertible Notes and the Senior Notes tendered for purchase would also constitute an event of default under the Indenture and the indentures governing the Senior Notes and the Convertible Notes, which would have certain adverse consequences to the Company.

  The Restated Certificate of Incorporation of the Company as currently in effect contains certain provisions which may have the effect, alone or in combination with each other or with the existence of authorized but unissued Common Stock and any series of preferred stock, of precluding or rendering more difficult a hostile takeover, making it more difficult to remove or change the composition of the Company's incumbent board of directors and its officers, being adverse to stockholders who desire to participate in a tender offer and depriving stockholders of possible opportunities to sell their shares at temporarily higher prices. See "Description of Capital Stock-- Certain Special Provisions." In particular, the Rights, which are issuable pursuant to the stockholder rights plan of the Company, have certain anti-takeover effects as they will cause substantial dilution to a person or group that acquires a substantial interest in the Company without the prior approval of the Board of Directors. The effect of the Rights may be to inhibit a change in control of the Company (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to the Company's stockholders. See "Description of Capital Stock-- Certain Special Provisions--Stockholder Rights Plan." Under the Company's Restated Certificate of Incorporation, holders of Common Stock and holders of the Series A Junior Participating Preferred Stock (the "Junior Preferred Stock") issued upon exercise of the Rights generally vote as a class, with each share of Common Stock being entitled to one vote per share and each share of Junior Preferred Stock being entitled to 100 votes per share. As a result of the provisions of the Restated Certificate of Incorporation and the ownership of the Company, no change of control requiring stockholder approval is possible without the consent of the owners of the Junior Preferred Stock.

RESTRICTIONS ON DIVIDENDS

  The indentures governing the Senior Notes impose certain limitations on the payment of dividends. The Company's ability to pay cash dividends on the Company's equity securities including the Common Stock and to make other "restricted payments" is limited under the indentures governing the Senior Notes to the sum of (i) the difference between Cumulative EBITDA (as defined in the indentures governing the Senior Notes) and 1.5 times Cumulative Interest Expense (also defined in the indentures governing the Senior Notes) plus (ii) net proceeds from the sale of capital stock (excluding the proceeds of the Company's offering of 10 million Common Stock in October 1993). Further, the terms of the NTL Facilities restrict, and the terms of the Proposed Credit Facilities or other future indebtedness of the Company's subsidiaries may (subject to the terms of the indentures governing the Senior Notes) restrict, the ability of certain of the Company's subsidiaries to distribute earnings to the Company or make other payments to the Company. See "--Dependence Upon Cash Flow from Subsidiaries" above. In addition, the Certificate of Designations relating to the Company's Series A Preferred Stock imposes certain restrictions on the payment of dividends and the making of other distributions on shares of junior stock (including Common Stock) and parity stock. See "Description of Capital Stock--The Series A Preferred Stock--Dividends Rights." Neither the Company nor its predecessor, OCOM Corporation, has ever paid cash dividends on its Common Stock. In addition, the payment of any dividends by the Company in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and its subsidiaries and general business conditions. See "Dividend Policy" and "Risk Factors--Operating Losses; Limited Financial History."

FLUCTUATIONS IN MARKET PRICE

  There can be no assurance that the market prices for Company's securities including the Common Stock will not be subject to substantial fluctuations. Factors such as fluctuations in the operating results of the Company, announcements of technological innovations or events affecting others in the industries in which the Company operates, changes in governmental legislation or regulation, currency and exchange rate fluctuations and general economic conditions may have significant effect on the market prices of its securities.

CONSEQUENCES OF FURTHER EQUITY OFFERINGS

  The Company could make additional public or private sales of equity securities. Depending on market conditions and other factors, the effect of such equity offering could be to cause a dilution with respect to the holders of the Company's Common Stock.

                                USE OF PROCEEDS

  The Selling Stockholders will receive all of the net proceeds from the Shares sold pursuant to this Prospectus. The Company will not receive any of the proceeds from sales of the Shares by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the NNM under the symbol "ICTL." The following table sets forth, for the periods indicated, the high and low last sale prices on the NNM for the securities of the Company as traded during these respective time periods. The prices in the table are adjusted to reflect a four-for-three stock split effected in August 1995.

                                                                LAST SALE PRICE
                                                                ---------------
                                                                 HIGH     LOW
   1994
   First Quarter............................................... $ 19.13 $ 13.31
   Second Quarter..............................................   17.91   13.83
   Third Quarter...............................................   24.00   15.19
   Fourth Quarter..............................................   24.75   20.35
   1995
   First Quarter...............................................   25.13   20.25
   Second Quarter..............................................   26.25   20.63
   Third Quarter...............................................   28.31   24.75
   Fourth Quarter..............................................   27.38   23.75
   1996
   First Quarter...............................................   30.13   22.00
   Second Quarter..............................................   33.25   28.00
   Third Quarter...............................................   30.00   22.63
   Fourth Quarter (through November 21, 1996)..................   25.75   23.13

  On November 21, 1996, the last sale price for the Company's Common Stock, as reported on the NNM, was $25.00. As of November 21, 1996, there were approximately 514 record holders of the Common Stock. This figure does not reflect beneficial ownership of shares held in nominee name.

                                DIVIDEND POLICY

  Neither the Company nor its predecessor, OCOM Corporation, has ever paid cash dividends on its Common Stock. Pursuant to the indentures governing the Senior Notes, certain limitations apply to the payment of cash dividends on the Company's equity securities and other "restricted payments." See "Risk Factors--Restrictions on Dividends." The NTL Facilities restrict, and the Proposed Credit Facilities and the terms of other indebtedness of the Company's subsidiaries may in the future restrict, the ability of certain of the Company's subsidiaries to distribute earnings to the Company or make other payments of funds to the Company. See "Risk Factors--Dependence on Cash Flow of Subsidiaries" and "--Restrictions on Dividends." In addition, the Certificate of Designations relating to the Company's Series A Preferred Stock imposes certain restrictions on the payment of dividends and the making of other distributions on shares of junior stock (including Common Stock) and parity stock. See "Description of Capital Stock--The Series A Preferred Stock--Dividends Rights." The Company does not currently intend to pay cash dividends in the foreseeable future on the Company's Common Stock as it intends to retain earnings to fund construction of the systems, working capital needs, debt service and the growth of its businesses.

                                EXCHANGE RATES

  The following table sets forth, for the periods indicated, the Noon Buying Rate for pounds sterling expressed in U.S. dollars per (Pounds)l.00.

      YEAR ENDED DECEMBER 31,                  PERIOD END AVERAGE(1) HIGH   LOW
      1988....................................   $1.81      $1.78    $1.91 $1.66
      1989....................................    1.61       1.63     1.82  1.51
      1990....................................    1.93       1.79     1.98  1.59
      1991....................................    1.87       1.76     2.00  1.60
      1992....................................    1.51       1.76     2.00  1.51
      1993....................................    1.48       1.50     1.59  1.42
      1994....................................    1.57       1.53     1.64  1.46
      1995....................................    1.55       1.58     1.64  1.53
      Nine months ended September 30, 1996....    1.57       1.54     1.57  1.50

     ---------------------
     (1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at September 30, 1996:

                                                       AS OF SEPTEMBER 30, 1996
                                                       ------------------------
                                                            (IN THOUSANDS)
Cash and cash equivalents.............................        $  639,082
                                                              ==========
Short-term borrowings, including current portion of
 long-term debt.......................................        $   56,653
                                                              ==========
Long-term debt (excluding current portion):
  The 10 7/8% Notes...................................        $  170,747
  The 12 3/4% Notes...................................           179,354
  The 11 1/2% Notes...................................           647,005
  The 7 1/4% Convertible Notes........................           191,750
  The Long Term Facility..............................           219,100
  The 7% Convertible Notes............................           275,000
                                                              ----------
    Total long-term debt..............................         1,682,956
Shareholders' equity:
  Series preferred stock, $.01 par value, 2,500,000
   shares authorized, none issued or outstanding(1)...               --
  Common stock, $.01 par value, 100,000,000 shares
   authorized, 32,007,000 actual, pro forma, and pro
   forma as adjusted issued and outstanding(2)........               320
  Additional paid-in capital..........................           499,315
  Cumulative translation adjustment...................            33,923
  (Deficit)...........................................          (305,493)
                                                              ----------
    Total shareholders' equity........................           228,065
                                                              ----------
Total capitalization..................................        $1,911,021
                                                              ==========

---------------------
(1) Does not include 780 shares of Series A Preferred Stock issued by the Company on October 7, 1996 in connection with the Newport Acquisition.
(2) Does not include an aggregate of 23,858,000 shares of Common Stock, consisting of (i) 6,679,000 shares of Common Stock subject to options,
    (ii) 1,011,000 shares of Common Stock subject to warrants (including 164,000 shares of Common Stock issuable upon exercise of 164,000 warrants which were issued pursuant to the terms of the solicitation of the consents of the holders of the 10 7/8% Notes in January 1996); (iii) 6,957,000 shares of Common Stock issuable upon conversion of the 7 1/4% Convertible Notes; (iv) 7,261,000 shares of Common Stock issuable upon conversion of the 7% Convertible Notes; and (v) up to 1,950,000 shares of Common Stock issuable upon conversion or otherwise pursuant to the terms of the Series A Preferred Stock.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The selected consolidated financial information presented below under the captions Income Statement Data for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 and Balance Sheet Data as of December 31, 1995, 1994, 1993, 1992 and 1991, were derived from Consolidated Financial Statements of the Company audited by Ernst & Young LLP. The accompanying unaudited interim financial information as of September 30, 1996 and for the periods ended September 30, 1996 and 1995 include all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results of operations for such interim periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The following information should be read in conjunction with the Consolidated Financial Statements incorporated by reference in this Prospectus.

                         NINE MONTHS ENDED
                           SEPTEMBER 30,               YEAR ENDED DECEMBER 31,
                         -------------------  ---------------------------------------------
                           1996       1995      1995      1994    1993(1)    1992     1991
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues................ $ 143,473  $ 19,053  $ 33,741  $ 13,745  $ 10,078  $12,220  $7,801
Costs and expenses
 Operating expenses.....    98,941    14,289    24,415     7,827     4,441    4,171   3,448
 Selling, general and
 administrative
 expenses...............    90,092    41,683    72,629    27,890     5,042    2,899   1,320
 Depreciation and           60,764    19,320    29,823    17,916     6,206    4,495   4,059
 amortization........... ---------  --------  --------  --------  --------  -------  ------
   Total costs and         249,797    75,292   126,867    53,633    15,689   11,565   8,827
    expenses............ ---------  --------  --------  --------  --------  -------  ------
 Operating income
  (loss)................  (106,324)  (56,239)  (93,126)  (39,888)   (5,611)     655  (1,026)
Other income (expense)
 Interest, dividend and
 other income...........    28,669    16,055    21,185    18,403     5,182    1,594     604
 Interest expense.......  (105,368)  (24,322)  (28,379)  (11,410)   (2,950)     --      --
 Foreign currency
 transactions gains            432       567        84     2,062    (7,052)     --      --
 (losses)............... ---------  --------  --------  --------  --------  -------  ------
Income (loss) before
 income taxes and
 minority interests.....  (182,591)  (63,939) (100,236)  (30,833)  (10,431)   2,249    (422)
Income tax benefit          (5,183)    1,824     2,477    (1,630)     (645)  (1,028)   (504)
(provision)............. ---------  --------  --------  --------  --------  -------  ------
Income (loss) before
minority interests......  (187,774)  (62,115)  (97,759)  (32,463)  (11,076)   1,221    (926)
Minority interests......    11,822     4,637     6,974     2,890       --       --      --
                         ---------  --------  --------  --------  --------  -------  ------
Net income (loss)....... $(175,952) $(57,478) $(90,785) $(29,573) $(11,076) $ 1,221  $ (926)
                         =========  ========  ========  ========  ========  =======  ======
Net income (loss) per    $   (5.73) $  (1.90) $  (3.01) $   (.98) $   (.83) $   .13  $ (.10)
 common share(2)........ =========  ========  ========  ========  ========  =======  ======
Weighted average number
 of common shares used
 in computation of net
 income (loss) per share
 including common stock     30,717    30,186    30,190    30,175    13,327    9,367   8,833
 equivalents(2)......... =========  ========  ========  ========  ========  =======  ======

                             AS OF
                         SEPTEMBER 30,              AS OF DECEMBER 31,
                         ------------- ---------------------------------------------
                             1996         1995      1994     1993(1)  1992    1991
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents............  $  639,082   $  175,283 $294,602 $400,097  $ 9,113 $ 4,571
Working capital.........     360,355       76,128  251,544  410,421   28,750   5,016
Fixed assets, net.......   1,176,421      639,674  191,725   36,422   14,065  16,104
Total assets............   2,271,827    1,010,669  664,366  594,976   45,647  43,276
Long-term debt .........   1,682,956      513,026  143,488  130,553      --      --
Shareholders' equity....     228,065      339,257  436,534  452,402   43,260  42,034

--------
(1) In 1993, the Company acquired certain of its United Kingdom subsidiaries in exchange for $3.1 million in cash, 5,831,416 shares of common stock, options to purchase an aggregate of 44,832 shares of common stock and the assumption of certain liabilities of Insight Communications Company U.K., LP. ("Insight U.K."). The aggregate purchase price including expenses was $127.8 million. In addition, the Company sold 15,333,333 shares of common stock, receiving proceeds of $290.0 million after expenses, and the Company issued $212.0 million principal amount of its 10 7/8% Notes, receiving proceeds of $119.9 million after original issue discount and expenses.
(2) After giving retroactive effect to the four-for-three stock split by way of stock dividend paid in August 1995.
The Company did not declare or pay any cash dividends during the years indicated.

                                  THE COMPANY

  The Company entered the telephony/cable and telecommunications market in the United Kingdom in 1993 and is the third largest operator of telephony/cable systems in the United Kingdom in terms of the number of homes in the franchise areas managed by the Company, its subsidiaries and affiliated joint ventures. The Company offers customers residential telephone, CATV, business telecommunications services and internet access services, thereby generating four sources of revenue from an integrated, high capacity, high speed, full-service network. The Company's network provides a two way communications pathway which is capable of delivering new services which may emerge from the convergence of telecommunications, information services and entertainment.

  In May 1996, the Company, through an indirect wholly-owned subsidiary, acquired NTL. NTL, formerly the engineering division of the Independent Broadcasting Authority of the United Kingdom (the "IBA"), was formed in 1990 and privatized by the United Kingdom Government in 1991. NTL's core business is the transmission of television programming for the ITV (Channel 3) companies, Channel 4 and S4C. NTL has also successfully bid for the transmission of the Channel 5 signal for Channel 5 Broadcasting Limited. Under contracts with those companies, NTL is responsible for operating, monitoring and maintaining a transmission service. Transmission is carried out by means of a network of transmitters located at over 1,200 transmission sites throughout England. In addition to its core business, NTL broadcasts signals for Teletext and independent local radio broadcasters. Since its privatization, NTL has also diversified into non-regulated telecommunications transmission via microwave links between its towers, entered the satellite earthstation business, acquired DTELS Limited ("DTELS"), a company which installs and services radio systems for emergency services and businesses, and developed capabilities to install turnkey television facilities in the international market.

  At present, the Company is through a divisions structure integrating CableTel, and its local telephone, cable television and internet businesses, with NTL, and its television transmission and telecommunications businesses. This new structure is comprised of the five major business divisions described below.

LOCAL TELECOMMUNICATIONS AND TELEVISION SERVICES

  Based on operating results and experience gained by management in the United States telecommunications market, CableTel has developed marketing strategies that it believes will maximize customer subscription rates, customer retention and operating profitability. For example, on November 1, 1996 CableTel announced the introduction of a new pricing and packaging structure for its telephony and CATV service. In this new structure, CableTel is offering a First Choice package which includes residential telephone service, all the terrestrial channels and three popular CATV channels for a monthly access charge of (Pounds)7.95, which is less than typical telephone line rental alone and is the same as the CableTel charge for telephone line rental. The customer may choose from eight genre-based tiers of mini packages called Choice Collections. Prices range from a total of (Pounds)12.50 for two additional Choice Collections to (Pounds)19.50 if the customer elects to take all eight. These prices include the (Pounds)7.95 access charge. CableTel has introduced the packaging structure in all of its franchises following trials it conducted in its South Bedfordshire franchise in the first six months of 1996. CableTel believes that the tiering of its services should increase CATV penetration in its franchises and decrease customer churn. There is no assurance, however, that this will be the case. See "Risk Factors--Limited Access to Programming."

  The Company's strategies also include a focus on geographic regions with distinct cultural characteristics, which allows CableTel to tailor its marketing and product offerings to meet local needs and preferences.

  CableTel is developing its franchises in the United Kingdom, where it has clustered 16 separate franchises into five distinct geographic regions (the "Regional Areas"). A summary of CableTel's Regional Areas as of September 30, 1996, which reflects the ECE Acquisition and is adjusted to take account of the Newport Acquisition, is outlined below.

                                                      OWNERSHIP    TOTAL HOMES
     REGIONAL AREA            MAJOR CITIES/TOWNS      PERCENTAGE IN FRANCHISE(1)
Central Scotland........ Glasgow                        100.0%        499,000
South Wales............. Cardiff, Newport and Swansea   100.0         540,000(2)
Suburban London:
 Surrey and Hampshire... Guildford and Woking           100.0         136,000
 Hertfordshire and
  Bedfordshire.......... Luton and Stevenage            100.0         348,600
West Yorkshire.......... Huddersfield                   100.0         138,400
Northern Ireland........ Belfast and Londonderry        100.0         428,000(3)
                                                                    ---------
  FRANCHISE TOTALS......                                            2,090,000
                                                                    =========

---------------------
(1) Based on the Company's regulatory milestones which were derived from the 1981 census (being the census statistics at the date each license was granted).
(2) Includes the final regulatory build milestone of 230,000 homes in the Gwent and Glamorgan LDL of the total of 330,000 homes in the LDL.
(3) The final regulatory milestone for the Northern Ireland LDL is 428,000 homes of the total of 530,000 homes in the LDL.

 Operating Results

  CableTel continues to outperform the cable industry's overall customer penetration averages for the United Kingdom telephony and CATV business. As of September 30, 1996, CableTel had constructed its integrated full-service network past 694,400 homes and had 240,455 revenue generating units ("RGUs") from its newly constructed integrated full-service network. An RGU is one telephone account or one CATV account; a dual customer counts as two RGUs. As of September 30, 1996, RGU penetration in CableTel's newly constructed dual (telephone and CATV) network was 61.5% of homes marketed and CableTel's penetration was 30.6% for telephone and 30.9% for CATV. By comparison, according to the latest available published statistics of the ITC dated July 1, 1996, United Kingdom cable customer penetration averaged approximately 22% for telephone, and approximately 21.3% for television. As of September 30, 1996 CableTel's annualized churn (subscriber termination) rate was less than 12.7%. Although this rate is better than estimates of the average United Kingdom churn rates, the Company expects its churn rate to increase as its customer base increases. As of September 30, 1996, CableTel also had approximately 48,000 RGUs from those portions of its network that had been constructed as CATV-only and inherited by CableTel through acquisitions.

  The following table illustrates the number of homes passed, the number of homes released to marketing and the total number of customers as of September 30, 1996 and December 31, 1995 and 1994 for the dual network constructed by CableTel since 1993:


                        NEWLY CONSTRUCTED DUAL NETWORK

                                                   DECEMBER 31     SEPTEMBER 30
                                                 ----------------  ------------
                                                  1994     1995        1996
Homes Passed(/1/)............................... 144,000  463,000       694,400
Homes Marketed(/2/).............................   7,200  176,200       390,800
Total Customers.................................   2,280   57,700       135,300
  Dual..........................................   1,680   44,630       105,155
  CATV-Only.....................................     370    6,620        15,600
  Telephone-Only................................     230    6,450        14,545
Total RGUs(/3/).................................   3,960  102,330       240,455
RGU Penetration.................................    55.0%    58.1%         61.5%
CATV Penetration................................    28.5%    29.1%         30.9%
Telephone Penetration...........................    26.5%    29.0%         30.6%

--------
(1) "Homes passed" is the expression in common usage in the cable industry as the measurement of the size of a cabled area, meaning the total number of residential premises which have the potential to be connected to CableTel's network. Homes passed does not include CATV-only homes which are included in CableTel's 794,000 homes passed for the purposes of its OFTEL milestones.
(2) At September 30, 1996, homes for which the sales process has begun. At December 31, 1995, homes for which the initial sales process was completed.
(3) An RGU (revenue generating unit) is one telephone account or one CATV account; a dual customer counts as two RGUs.

 Network Construction

  As of September 30, 1996, the Company had constructed its dual network passed approximately 694,400 homes and had invested approximately $908.4 million in the construction of the network and associated property, plant and equipment.

  The Company has a total of 2,090,000 homes in its franchise areas. As of September 30, 1996, the Company had a total of approximately 794,000 homes passed (or 38% of its total franchise homes) for the purposes of its OFTEL milestones. The Company had, therefore, exceeded its OFTEL milestone for total homes passed in 1996. The homes passed which count towards the Company's OFTEL milestone requirements exceed the 694,000 homes passed by the Company's full-service dual network stated above because, among other things, OFTEL's definition of "homes passed" includes CATV-only homes inherited by the Company through prior acquisitions which are not considered by the Company to be full-service network passings.

  As a result of its current build progress and the retrofitting of its CATV-only networks, the Company expects to complete approximately 57% of its integrated full-service network in its franchises (including the recently awarded Northern Ireland and Gwent and Glamorgan franchises) by December 31, 1997, and approximately 94% by December 31, 2000.

  The following table summarizes CableTel's construction activities as of September 30, 1996 and the future network construction progress projected by the Company:

                                                            AS OF DECEMBER 31,
                    ---------------------------------------------------------------------------------------------------
                      1994      1995     1996(1)   1997(2)   1998(2)   1999(2)   2000(2)   2001(2)   2002(2)   2003(2)
Total homes........ 1,432,000 1,432,000 2,090,000 2,090,000 2,090,000 2,090,000 2,090,000 2,090,000 2,090,000 2,090,000
Total homes
 passed(3).........   229,000   548,000   794,000 1,191,300 1,525,700 1,797,400 1,964,600 2,027,300 2,090,000 2,090,000
Percent of homes...       16%       38%       39%       57%       73%       86%       94%       97%      100%      100%
OFTEL milestone....   210,500   465,500   779,500 1,124,000 1,445,000 1,714,500 1,909,000 2,024,000 2,082,000 2,090,000

---------------------
(1) 1996 figures are actual as of September 30, 1996.
(2) The figures presented are based on the Company's projections of its construction activities; in reviewing such information it should be noted that actual results may differ materially from those in such projections. These projections were based on various factors and were derived utilizing numerous assumptions. Important assumptions and factors that could cause actual results to differ materially from those in these projections include the Company's ability to continue to design network routes, install facilities, obtain and maintain any required government licenses or approvals and finance construction and development, in a timely manner, at reasonable costs and on satisfactory terms and conditions and the absence of weather or labor difficulties. These assumptions are subject to a variety of factors which may vary greatly by market and be beyond the control of the Company. See "Risk Factors-- Uncertainty of Construction Progress and Costs." Other factors and assumptions not identified above were also involved in the derivation of these projections, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected.
(3) The number of homes passed which count toward the Company's OFTEL milestones exceeds the Company's 694,400 full-service passings's stated above because OFTEL definition of "homes passed" is different from the Company's definition of homes passed by its newly constructed dual network. For example, the homes which count towards the Company's OFTEL requirements include, among other things, CATV-only homes inherited by the Company through prior acquisitions which are not considered by the Company to be full-service network passings. None of the figures presented include 171,500 homes of Metro Cable TV Limited acquired in 1995 which, due to technological limitations of the network connecting those homes, cannot be counted towards the Company's OFTEL build milestones.

BROADCAST SERVICES

  The Company's Broadcast Services division (formerly NTL's Network Services division) provides television and radio broadcasters with broadcast services. This division designs, installs, operates and maintains new transmitter networks and has a spectrum planning service to plan the coverage of television and radio networks. It operates a national infrastructure in the United Kingdom of over 1,200 transmission sites which deliver broadcast signals for ITV, Channel 4, S4C, Teletext and many of the United Kingdom's independent radio broadcasters. In addition, NTL has a ten-year contract to build the transmission system and broadcast the signal for Channel 5, the United Kingdom's fifth terrestrial channel.

  On September 23, 1996 the Director General of OFTEL announced its proposals for the new price control for the television transmission services provided by the Broadcast Services division to the ITV companies, Channel 4 and S4C. Under the new arrangements, the total revenues receivable by the Company for such services is anticipated to be (Pounds)53.4 million in 1997 and, thereafter through 2002, will be reduced annually by the Retail Prices Index ("RPI") minus 4. A final decision is expected before the end of 1996 but is not expected to change substantially from these figures. There is no assurance that these price controls will not be reviewed again by OFTEL prior to 2002 or that price controls for the years following December 31, 2002 will not have a material adverse effect on the revenues receivable from the ITV companies, Channel 4 and S4C.

  The Broadcast Services division also provides services associated with the design and construction of radio and television studio centers and technical facilities. These services include installation, commissioning, equipment procurement, training and consultancy for projects ranging from production and post production studio facilities to full turnkey systems involving transmitter network planning and installation.

NATIONAL TELECOMS SERVICES

  The Company believes that it can maximize its return on its investment in its integrated full-service network by successfully combining CableTel's strategies for developing, operating and marketing "last mile" telephony/cable systems and NTL's national transmission network and expertise in the broadcast and communications business to provide high-quality voice, data and communications services throughout the United Kingdom.

  The first CableTel local switch has already been connected to the NTL network and the connection of a second CableTel local switch is expected in the fourth quarter of 1996. This will allow the Company to begin carrying a portion of its own traffic and to begin offering switched telecoms services to other carriers early in 1997. The Company expects all seven CableTel local switches to be connected to the NTL backbone network by the end of 1997. The Company has also implemented a microwave-to-fiber network enhancement program as a result of increased customer demand.

  The National Telecoms Services division includes the Company's telecommunications and satellite services groups. The Telecom Services division builds and operates digital networks for customers covering capacities of 2 Mbit/sec. to 155 Mbit/sec., and provides managed bandwidth for video, audio, voice and data signals to various regions of the United Kingdom. The network infrastructures are separate from those of BT and Mercury and are capable of delivering national long distance services in the United Kingdom. The Company also offers a range of satellite uplinking services including uplink for a variety of entertainment channels to a number of satellites including ASTRA 1C, Intelset, Eutelsat and Orion, and an international gateway service, which is capable of providing long distance and corporate communications. The Company provides connections to a number of satellites for clients requiring video, digital audio and data services.

  The National Telecoms Services division also includes the Company's Radio Communications group ("RadioComms") which offers the provision of infrastructure and support services to customers with "mission critical" communication needs. RadioComms is involved in two main activities--mobile communications maintenance support and facilities leasing. RadioComms includes the business operations of DTELS, the emergency services communications business that NTL acquired from the Home Office of the United Kingdom Government in 1994. In addition to network maintenance, the Company provides a range of installation and commissioning services for new network design and build projects. The Company has recently been engaged by Ericsson Telecommunications Ltd. to assist in the design, planning and procuring of mobile radio sites for the Mercury One-2-One mobile telephone network in the United Kingdom.

INTERNET AND INFORMATION SERVICES

  On November 20, 1995, CableTel launched its Internet access service, Cable Online, as a national service throughout the United Kingdom. This service provides access to the World Wide Web, via the Company's telephone switches, to customers in and outside its Regional Areas. The Company anticipates that Cable Online will become CableTel's fourth revenue stream in the near future. On May 13, 1996, CableTel announced the establishment of the Virgin Net joint venture with Virgin Communications Limited ("Virgin") which began offering service in November 1996 under the name Virgin.net. The joint venture is owned 49% by a CableTel subsidiary and 51% by the Virgin Group and is intended to offer Internet access and interactive services to United Kingdom consumers and small office/home users.

  During the third quarter and early fourth quarter of 1996, Cable Online launched residential internet access service under the CableTel brand name in all of its local franchises and launched business internet access service nationally under the Enablis brand name. Cable Online has signed agreements to provide internet network services to Virgin, Diamond Cable and Telecential, among others. Internet network services cover a range of services which allow the customer to act as an internet service provider.

NATIONAL MEDIA SERVICES

  The most developmental of the Company's new divisions, National Media Services, combines Company-wide efforts in programming, content, digital technology and interactive services. For example,this division will oversee the weekly television listing guides inserted in local newspapers in the Surrey franchise and, if current positive trends continue, will launch similar guides in other franchise areas. This division will also coordinate the Company's efforts in the areas of digital terrestrial television, local cable channels, digital cable and alternative interactive service opportunities for the United Kingdom.

FINANCING STRATEGY

  The Company expects that significant additional capital expenditures will be required to construct the remaining portions of the Company's integrated full-service network. The Company believes that the aggregate cost of network construction from September 30, 1996 through passing 2,090,000 of the total 2,292,000 homes in its franchises in accordance with its regulatory build schedules (including the license payments in respect of the Northern Ireland local delivery service license LDL and the Gwent and Glamorgan LDLs) will be approximately (Pounds)915 million (the "Anticipated Funding Requirement").
 Based on information currently available to the Company, the Company estimates that expected sources of funds including, but not limited to, existing cash on hand, the Proposed Credit Facilities (as defined) (or other financings, if obtained) and projected cash flow from operations will be sufficient to fund the Anticipated Funding Requirement. There is no assurance that actual results will not differ materially from such estimates and projections. See "Risk Factors--Need for Additional Financing; Proposed Credit Facilities."

  Approximately (Pounds)200 million of the Initial Payment (as defined) for NTL was financed by secured bank loans (the "NTL Facilities") arranged by Chase Investment Bank Limited (the "Arranger"). See "The Company--NTL--Summary of the Acquisition" and "Description of Certain Indebtedness--The NTL Facilities." The Company plans to finance the Further Payment (as defined) and principal amounts falling due under the NTL Facilities on or before December 31, 1996 with cash on hand to the Company available for that purpose. Significant amounts of further funding may be required to finance NTL's anticipated future capital expenditure requirements and debt service. See "Risk Factors--The NTL Acquisition."

  The Company is a Delaware corporation formed in April 1993. The Company's principal executive office in the United States is located at 110 East 59th Street, 26th Floor, New York, New York 10022 (telephone number: (212) 371-
3714).

                              RECENT DEVELOPMENTS

THE ECE ACQUISITION

  On August 30, 1996 the Company entered into a share exchange agreement (the "Share Exchange Agreement") with Booth American Company, a Michigan corporation, Columbia Management, Inc., an Indiana corporation and Robert T. Goad, an Indiana resident (collectively, the "ECE Selling Stockholders") and B/G Co., an Indiana partnership. The Share Exchange Agreement provides for, among other things, the purchase by the Company of the 30% minority interest in English Cable Enterprises, Inc., a Delaware corporation ("ECE"), held by B/G Co. Pursuant to the Share Exchange Agreement, the Company issued 1,415,000 shares of Common Stock to the ECE Selling Stockholders in exchange for such interest in ECE. The Registration Statement of which this Prospectus is a part has been filed by the Company pursuant to certain registration rights granted to the ECE Selling Stockholders in the Share Exchange Agreement in respect of the ECE Shares. ECE owns and operates, through subsidiaries, four telecommunications and CATV franchises to the north of London (Central and East Hertfordshire and South and North Bedfordshire) which comprise approximately 348,600 homes. As a result of the consummation of the transactions contemplated by the Share Exchange Agreement, ECE has become a wholly-owned subsidiary of the Company.

THE NEWPORT ACQUISITION

  On October 7, 1996, the Company entered into a share purchase agreement (the "Share Purchase Agreement") with South Wales Electricity plc, a public limited company registered in England and Wales ("SWALEC"), and Swalec Telco Investments Limited, a private limited liability company registered in England and Wales which is a wholly-owned subsidiary of SWALEC ("Telco"). Pursuant to the Share Purchase Agreement the Company purchased from Telco the 40% minority interest (comprising shares and loan notes) in CableTel Newport, an unlimited company having a share capital registered in England and Wales, that the Company did not already own in exchange for 780 shares of the Company's Series A Preferred Stock. The Series A Preferred Stock has an aggregate Stated Value of $100,000 per share and is convertible into and redeemable for shares of Common Stock pursuant to the terms of the Certificate of Designations dated October 7, 1996. See "Description of Capital Stock--The Series A Preferred Stock." The Registration Statement of which this Prospectus is a part has been filed by the Company pursuant to certain registration rights given to SWALEC and Telco in the Share Purchase Agreement in respect of the Common Stock issuable pursuant to the terms of the Series A Preferred Stock. CableTel Newport owns and operates, through subsidiaries, telecommunications and CATV franchises in South Wales which together comprise 540,000 homes. As a result of the consummation of the transactions contemplated by the Share Purchase Agreement, CableTel Newport has become a wholly-owned subsidiary of the Company.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to
(i) the Company's Restated Certificate of Incorporation, as amended, (the "Charter"), a copy of which was filed as an exhibit to the Registration Statement on Form S-3 (File No. 333-07879), filed with the Commission on September 13, 1996; (ii) to the Company's By-laws and the Rights Agreement (as defined), copies of which have been filed as exhibits to the Registration Statement on Form S-1 (File No. 33-63570), filed with the Commission on October 6, 1993; and (iii) the Company's Certificate of Designations in respect of the Series A Preferred Stock dated October 7, 1996, a copy of which was filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on October 9, 1996. Each of the foregoing may be obtained as described under "Available Information."

AUTHORIZED CAPITAL STOCK

  The authorized capital stock of the Company consists of 102,500,000 shares, of which 2,500,000 are shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and 100,000,000 are shares of Common Stock.

  As of September 30, 1996 there were approximately 32,007,000 shares of Common Stock outstanding. As of September 30, 1996 approximately 6,957,000 additional shares of Common Stock were reserved for issuance upon the conversion of the 7 1/4% Convertible Notes, approximately 7,261,000 additional shares of Common Stock were reserved for issuance upon the conversion of the 7% Convertible Notes, approximately 6,679,000 additional shares of Common Stock were reserved for issuance upon exercise of options and approximately 1,011,000 additional shares of Common Stock were reserved for issuance upon exercise of warrants. In addition, up to 1,950,000 shares of Common Stock are issuable upon conversion of, or otherwise pursuant to the terms of, the Series A Preferred Stock issued by the Company on October 7, 1996 in connection with the Newport Acquisition.


  As of October 31, 1996, 2,000 shares of Series A Preferred Stock have been authorized for issuance, 780 of which were issued in connection with the Newport Acquisition. See "--The Series A Preferred Stock." No shares of Junior Preferred Stock have been issued, although one million shares of Junior Preferred Stock have been designated and reserved for issuance in connection with a Rights Agreement, dated as of October 13, 1993 (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as rights agent (the "Rights Agent"). See "--Stockholder Rights Plan."


COMMON STOCK

  The Common Stock is traded on the NNM under the symbol "ICTL." All issued and outstanding shares of Common Stock are fully paid and nonassessable, and the holders thereof do not have preemptive rights.

  Subject to Delaware law and the Charter, all shares of Common Stock participate equally in dividends payable to holders of Common Stock when, as and if declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share rateably in all assets remaining after the payment of liabilities and preferred distribution to any class of preferred stock. Each share of Common Stock has one vote per share on all matters submitted to a vote of the Company stockholders and do not have cumulative voting rights in the election of directors.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

PREFERRED STOCK

  The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series and as are permitted by the DGCL.

THE SERIES A PREFERRED STOCK.

  On October 7, 1996, the Board of Directors created and authorized for issuance, pursuant to the authority referred to in the immediately preceding paragraph, 2,000 shares of 5% Non-voting Convertible Preferred Stock, Series A (the "Series A Preferred Stock"), of which 780 such shares were initially issued to Swalec Telco
Investments Limited in exchange for all the interests in CableTel Newport that the Company did not already own. The powers, preferences and rights of the Series A Preferred Stock are set forth in a Certificate of Designations of Preferred Stock dated October 7, 1996. Each share of the Series A Preferred Stock has a stated value of $100,000 (the "Stated Value"), subject to certain exceptions.

  Voting Rights. The holders of the Series A Preferred Stock do not have any voting rights, except as required by law and except that the consent of holders representing not less than a majority of the Series A Preferred Stock is required before the Company can (i) amend any provision of the Certificate of Designation or the Charter so as to adversely affect the preferences, rights or powers of the Series A Preferred Stock or (ii) reclassify the outstanding shares of the Series A Preferred Stock into another class or series of capital stock. In particular, no such consent is necessary for the creation of any class or series of capital stock of the company ranking senior to or on a parity with the Series A Preferred Stock as to dividend rights, rights of redemption or rights on liquidation.

  Dividend Rights. The holders of the Series A Preferred Stock are entitled to receive cumulative dividends, in preference to dividends on any junior stock (which include any shares of Common Stock and any shares of Junior Preferred Stock issuable upon exercise of the Rights), from the fifth anniversary of their issue date at the rate per annum of 5% of the Stated Value, payable semi-annually in arrears, subject to certain exceptions. Dividends on the outstanding shares of Series A Preferred Stock accrue on a daily basis (without interest or compounding). Accrued but unpaid dividends accrue additional dividends, from the dividend payment date on which they were due, at the rate of 7% per annum.

  Dividends on the Series A Preferred Stock may be paid, in the sole discretion of the Board of Directors: (i) in cash out of funds legally available for such cash dividends; (ii) through the delivery of shares of Common Stock; or (iii) through the delivery of additional shares of Series A Preferred Stock. If the Board does not declare any dividend payment in cash, then the Board is required to declare and pay that dividend through the delivery of Common Stock or additional Series A Preferred Stock. If the Company elects to pay any dividend payment by delivery of shares of Common Stock, the number of shares of Common Stock deliverable is determined by reference to the average closing price of the Common Stock for the period of 20 consecutive trading days ending on the second trading day immediately preceding the calculation date (the "Average Market Price").

  Subject to certain exceptions specified in the Certificate of Designations, as long as any shares of Series A Preferred Stock are outstanding, no dividends may be paid or declared in cash on junior stock, nor may any shares of junior stock be purchased, redeemed or otherwise acquired by the Company unless, among other things, full dividends have been paid, or declared and set aside for payment, on the Series A Preferred Stock and any other class or series of the Company's capital stock with ranks on a parity basis with the Series A Preferred Stock (collectively, "Parity Stock"). In addition, subject to certain exceptions specified in the Certificate of Designations, as long as any shares of Series A Preferred Stock are outstanding, dividends or other distributions may not be paid or declared on any Parity Stock, nor may any shares of Parity Stock be purchased, redeemed or otherwise acquired by the Company unless, among other things, full dividends on all Parity Stock have been paid, or declared and set aside for payment, pro rata on the Series A Preferred Stock and each other share of Parity Stock.

  The Company's Redemption Rights. The Company has the right, exercisable at any time, to redeem all or some of the Series A Preferred Stock at a price equal to the aggregate Stated Value of the shares to be redeemed, together with an amount equal to all dividends accrued but unpaid thereon (the "Redemption Price"). The Company may satisfy the Redemption Price by delivering a number of shares of Common Stock equal to the product of the Redemption Price divided by the Average Market Price of the Common Stock on the redemption date.

  Conversion Rights. A holder of Series A Preferred Stock has the right, prior to 5 days before a redemption date, to convert shares of the Series A Preferred Stock into such number of shares of Common Stock as is equal to the aggregate Stated Value of the shares of Series A Preferred Stock surrendered for conversion divided by the greater of (i) $40.00 (as adjusted pursuant to the antidilution provisions of the Series A Preferred Stock (the "Fixed Price") and (ii) the Average Market Price of the Common Stock on the conversion date.

  Mandatory Conversion. If a change of control of the Company occurs, then all the Series A Preferred Stock shall be deemed to have automatically converted, effective immediately preceding such change of control, into such number of shares of Common Stock as is equal to the aggregate Stated Value of the Series A Preferred Stock divided by the amount per share of Common Stock, equal to the lesser of (i) the Fixed Price and (ii) the value of the consideration per share of Common Stock receivable by a holder of Common Stock by reason of the change of control or, if no such consideration is receivable, then the closing price of a share of Common Stock as of such time.

  Liquidation Rights. If there is any liquidation, dissolution, or winding up of the Company (other than a Non-Change Reorganization (as defined below)), then the holders of Series A Preferred Stock, after payment, or provision for payment of the debts and other liabilities of the Company and the payment or provision for payment of any distribution on any shares of senior preferred stock, and before any distribution to the holders of junior preferred stock, are entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount per share of Series A Preferred Stock in cash equal to the amount equal to (i) Stated Value per share of the Series A Preferred Stock plus (ii) all dividends accrued but unpaid (the "Liquidation Preference"). If the assets of the Company available for distribution to the holders of Series A Preferred Stock upon any dissolution, liquidation or winding up of the Company are insufficient to pay in full the Liquidation Preference payable to the holders of outstanding shares of Series A Preferred Stock and the liquidation preference payable to all other parity preferred stock, then the holders of Series A Preferred Stock and of all other shares of parity preferred stock shall share ratably in such distribution of assets.

  Antidilution Adjustments. The Fixed Price is subject to adjustment from time to time upon the occurrence of certain events specified in the Certificate of Designations for the Series A Preferred Stock. Such events include, subject to the limitations of the Certificate of Designations: (i) dividends or distributions on the Common Stock in shares of Common Stock, splits, subdivisions or combinations of the Common Stock, (ii) certain issuances of options or convertible securities to substantially all the holders of Common Stock, (iii) distributions of stock other than Common Stock, indebtedness or other assets to holders of Common Stock, and (iv) distributions of cash to holders of Common Stock in excess of the aggregate amount of 10% of the product of the Average Market Price of the Common Stock times the number of shares of Common Stock (excluding treasury shares).

  Non-Change Reorganizations. If a Non-Change Reorganization occurs, and there is determinable for the entirety of each Reorganization Unit (as defined in the Certificate of Designations) an Applicable Price (that is, in brief, an average trading price on an established market), then the Company is required to make, as a condition precedent to such Non-Change Reorganization, proper provision so that each share of Series A Preferred Stock, or each share of convertible preferred stock (having the same Stated Value and substantially the same rights, benefits and privileges as a share of Series A Preferred Stock) of the Company or its successor by merger or consolidation which is issuable to each holder of Series A Preferred Stock in exchange or substitution therefor, becomes convertible or redeemable upon and from and after the occurrence of such Non-Change Reorganization into, instead of Common
Stock: (i) upon conversion at the option of the holder, that number of Reorganization

Units determined by dividing the Stated Value of such share by the higher of
(x) the Fixed Price on the conversion date and (y) the Applicable Price of a Reorganization Unit on the conversion date; (ii) upon conversion resulting from a change of control, that number of Reorganization Units determined by dividing the Stated Value of such share by the lesser of (x) the Fixed Price as of the change of control; and (y) the Applicable Price of a Reorganization Unit as of the time of the change of control; and (iii) upon redemption, that number of Reorganization Units determined by dividing the Stated Value of such share by the Applicable Price of a Reorganization Unit on the redemption date.

  If a Non-Change Reorganization occurs, and any Reorganization Unit issuable in connection with that Non-Change Reorganization does not have in whole or in part a determinable Applicable Price, then the Company must redeem all the shares of Series A Preferred Stock prior to the occurrence of such Non-Change Reorganization and on a basis such that the holders of Series A Preferred Stock shall be holders of Common Stock for all purposes of the Non-Change Reorganization.

  A "Non-Change Reorganization" includes the following events which do not also constitute a change of control of the Company: (i) a consolidation or merger of the Company with another entity (other than a merger or consolidation in which the Company is the surviving corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation remains unchanged), (ii) the sale or other transfer of all or substantially all of its assets, (iii) certain reorganizations or reclassifications of the Common Stock or other equity securities of the Company, or (iv) a statutory exchange of any shares of capital stock of the Company with another corporation (other than a merger or consolidation in which the Company is the surviving corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation remains unchanged).

CERTAIN SPECIAL PROVISIONS

  The Charter of the Company as currently in effect contains the provisions described below. Such charter provisions may have the effect, alone or in combination with each other or with the existence of authorized but unissued Common Stock and any series of Preferred Stock, of precluding or rendering more difficult a hostile takeover making it more difficult to remove or change the composition of the Company's incumbent board of directors and its officers, being adverse to stockholders who desire to participate in a tender offer and depriving stockholders of possible opportunities to sell their shares at temporarily higher prices.

  Classified Board and Filling of Vacancies on the Board of Directors. The Charter provides that the directors shall be divided into three classes, each of which shall serve a staggered three-year term, and that vacancies on the Board of Directors that may occur between annual meetings may be filled by the Board of Directors. In addition, this provision specifies that any director elected to fill a vacancy on the Board will serve for the balance of the term of the replaced director.

  Removal of Directors. The Charter provides that directors can be removed only by the stockholders for cause and then only by the affirmative vote of the holders of not less than two-thirds of the combined voting power of the Company.

  Voting Requirement for Certain Business Combinations. The Charter also provides that, in addition to any affirmative vote required by law, the affirmative vote of holders of two-thirds of the voting power of the Company shall be necessary to approve any "Business Combination" (as defined) proposed by an "Interested Stockholder" or any affiliate of an Interested Stockholder (as defined). The additional voting requirements will not apply, however, if:
(i) the Business Combination was approved by not less than a majority of the Continuing Directors (as defined) or (ii) a series of conditions are satisfied requiring (in summary) (a) that the consideration to be paid to the Company's stockholders in the Business Combination must be at least equal to the higher of (i) the highest per-share price paid by the Interested Stockholder in acquiring any shares of Common Stock during the two years prior to the announcement date of the Business Combination or in the transaction in which it became an Interested Stockholder (the "Determination Date"), whichever is higher or (ii) the fair market value per share of Common Stock on the announcement date or Determination Date, whichever is higher, in either case appropriately adjusted for any stock dividend, stock split, combination of shares or similar event (non-cash consideration is treated similarly) and (b) certain "procedural" requirements are complied with, such as the solicitation of proxies pursuant to the rules of the Securities and Exchange Commission and no decrease in regular dividends (if any) after the interested Stockholder became an Interested Stockholder (except as approved by a majority of the Continuing Directors).

  An "Interested Stockholder" is defined as anyone who is the beneficial owner of more than 15% of the voting power of the voting stock, other than the Company and any employee stock plans sponsored by the Company, and includes any person who is an assignee of or has succeeded to any shares of voting stock in a transaction not involving a public offering that were at any time within the prior two-year period beneficially owned by an Interested Stockholder. The term "beneficial owner" includes persons directly and indirectly owning or having the right to acquire or vote the stock. Interested Stockholders participate fully in all stockholder voting.

  A "Business Combination" includes the following transactions: (a) merger or consolidation of the Company or any subsidiary with an Interested Stockholder or with any other corporation or entity which is, or after such merger or consolidation would be, an affiliate of an Interested Stockholder; (b) the sale or other disposition by the Company or a subsidiary of assets having a fair market value of $5,000,000 or more if an Interested Stockholder (or an affiliate thereof) is a party to the transaction; (c) the adoption of any plan or proposal for the liquidation or dissolution of the Company or for any amendment to the Company's By-laws (or an affiliate thereof); or (d) any reclassification of securities, recapitalization, merger with a subsidiary, or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of any class of the outstanding stock (or securities convertible into stock) of the Company or a subsidiary owned by an Interested Stockholder (or an affiliate thereof). Determinations of the fair market value of non-cash consideration are made by a majority of the Continuing Directors.

  The term "Continuing Directors" means any member of the Board of Directors of the Corporation, while such person is a member of the Board of Directors, who is not an affiliate or representative of the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director while such successor is a member of the Board of Directors, who is not an affiliate or associate or representative of the Interested Stockholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

  Voting Requirements for Certain Amendments to the Restated Certificate of Incorporation. The Charter provides that the provisions set forth in the Charter relating to the Business Combinations described above may not be repealed or amended in any respect, unless such action is approved by the affirmative vote of the holders or not less than two-thirds of the voting power of the Company. The requirement of an increased stockholder vote is designed to prevent a stockholder who controls a majority of the voting power of CableTel from avoiding the requirements of the provisions discussed above by simply amending or repealing such provisions.

  Stockholder Rights Plan. The following description of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement, a copy of which may be obtained as described under "Available Information."

  On August 27, 1993, the Board of Directors adopted the Rights Agreement. The Rights Agreement provides that one right (a "Right") will be issued with each share of the Common Stock issued (whether originally issued or from the Company's treasury) on or after the date of the Merger and prior to the Rights Distribution Date (as hereinafter defined). The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on the date which is 10 years from the date of the Merger unless previously redeemed by the Company as described below. When exercisable, each Right entitles the owner to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $100.00.

  Except as described below, the Rights will be evidenced by the Common Stock certificates. The Rights will separate from the Common Stock and a "Rights Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of the Company Common Stock (the "Stock Acquisition Date") and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. The Rights Agreement exempts Insight U.K. and its partners (including Sidney R. Knafel) from the definition of Acquiring Person provided Insight U.S. or such partners, as the case may be, do not acquire additional shares of Common Stock.

  After the Rights Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the Rights Distribution Date and thereafter the separate Rights certificates alone will represent the Rights.

  The Junior Preferred Stock issuable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $.01 per share and will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of Common Stock other than one payable in Common Stock. In the event of liquidation, the holders of the Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $1 per share plus accrued and unpaid dividends and will be entitled to an aggregate payment of 100 times the payment made per share of the Common Stock. Each share of Junior Preferred Stock will have 100 votes and will vote together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of the Common Stock are changed or exchanged, each share of Junior Preferred Stock will be entitled to receive 100 times the amount received per share of the Company Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Junior Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of the Common Stock.

  In the event that a person becomes an Acquiring Person (except pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, affiliates or associates of an Acquiring Person, to be (i) at a price which is fair to the Company stockholders and (ii) otherwise in the best interests of the Company and its stockholders (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price, the Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person (or certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Stock is changed or exchanged (other than a merger which follows a Qualifying Offer and satisfies certain other requirements) or (ii) 50 percent or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

  At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the $.01 redemption price.

  Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for the Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

  Other than those provisions relating to the principal terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Rights Distribution Date. After the Rights Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement, provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

  The Rights have certain anti-takeover effects as they will cause substantial dilution to a person or group that acquires a substantial interest in the Company without the prior approval of the Board of Directors. The effect of the Rights may be to inhibit a change in control of the Company (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to the Company's stockholders.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  Each of the following summaries of existing debt instruments of the Company does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of each such debt instrument. Capitalized terms used and not defined below have the meanings set forth in such debt instruments.

THE 10 7/8% NOTES

  In October 1993, the Company issued its 10 7/8% Notes at a discount to their aggregate principal amount to generate gross proceeds to the Company of approximately $125 million. The 10 7/8% Notes accrued at a rate of 10 7/8% compounded semi-annually to an aggregate principal amount of $212 million by October 15, 1998. Interest does not accrue on the 10 7/8% Notes prior to October 15, 1998. Thereafter, the 10 7/8% Notes accrete interest in cash at the rate of 10 7/8% per annum on the principal amount and will be payable semiannually on October 15 and April 15, commencing on April 15, 1999 to holders of record on the immediately preceding October 1 and April 1. The 10 7/8% Notes mature on October 15, 2003. Except as described below, the 10 7/8% Notes will not be redeemable prior to October 15, 1998. Thereafter, the 10 7/8% Notes will be redeemable, in whole or in part, at the option of the Company, at the redemption prices set forth in the indenture pursuant to which the 10 7/8% Notes were issued (the "10 7/8% Notes Indenture"), plus accrued and unpaid interest to the date of redemption. In the event of a Change in Control (as defined in the 10 7/8% Notes Indenture), each holder of 10 7/8% Notes will have the right to require the Company to repurchase its 10 7/8% Notes at a purchase price equal to 101% of the Accreted Value thereof on any purchase date prior to October 15, 1998, or 101% of the principal amount thereof plus accrued and unpaid interest to any purchase date on or after October 15, 1998. Subject to certain conditions, the Company will be obligated to offer to purchase the 10 7/8% Notes with the Excess Proceeds of certain Asset Sales at a redemption price of 100% of the Accreted Value or, as the case may be, principal amount thereof plus accrued and unpaid interest. The 10 7/8% Note Indenture contains certain restrictions with respect to, among other things, the payment of dividends, the repurchase of stock and the making of certain other Restricted Payments, the incurrence of additional Indebtedness, the creation of certain Liens, certain Assets Sales, transactions with subsidiaries and other Affiliates and mergers and consolidations.

  In January, 1996, the Company received the necessary consents of registered holders of the 10 7/8% Notes to amend the 10 7/8% Notes Indenture so as to allow the Company and its subsidiaries to take certain actions that were previously prohibited under the 10 7/8% Notes Indenture, particularly regarding the financing of the Company's and its subsidiaries' business and future acquisitions. In addition, the amendment eliminated some, but not all, of certain differences between the covenants in the 10 7/8% Notes Indenture and the existing 12 3/4% Notes Indenture. On January 23, 1996, the Company and Chemical Bank, now known as The Chase Manhatten Bank, as Trustee, executed a first supplemental indenture to effect such amendment.

THE 12 3/4% NOTES

  In April 1995, concurrently with the offering of the 7 1/4% Convertible Notes summarized below, the Company issued $277,803,500 aggregate principal amount at maturity of its 12 3/4% Senior Deferred Coupon Notes Due 2005 (the "Old 12 3/4% Notes") at a discount to their aggregate principal amount to generate gross proceeds to the Company of approximately $150,000,000. The Old 12 3/4% Notes were issued and sold in a transaction exempt from the registration requirement of the Securities Act pursuant to Rule 144A under the Securities Act or in transactions complying with Regulation S under the Securities Act. On August 18, 1995 the Company issued $277,803,500 aggregate principal amount at maturity of the 12 3/4% Series A Senior Deferred Coupon Notes Due 2005 (the "12 3/4% Notes") in exchange for the Old 12 3/4% Notes pursuant to the Indenture. The terms of the 12 3/4% Notes are identical in all material respects to the Old 12 3/4% Notes except for certain transfer restrictions and registration rights applicable to the Old 12 3/4% Notes. The Old 12 3/4% Notes were cancelled on August 18, 1995 on consummation of the exchange offer which was made pursuant to the Company's Prospectus dated July 18, 1995, forming part of the Registration Statement on Form S-4 (File No. 33-92794) filed with the Commission on May 26, 1995.

  The 12 3/4% Notes accrete at a rate of 12 3/4% computed on a semiannual bond equivalent basis to an aggregate principal amount at maturity of $277,803,500. Cash interest on the 12 3/4% Notes does not accrue until prior to April 15, 2000. Thereafter, the 12 3/4% Notes accrue interest in cash at the rate of 12 3/4% per annum on the principal amount and will be payable semiannually on April 15 and October 15 of each year, commencing October 15, 2000 to holders of record on the immediately preceding April 1, and October 1. The 12 3/4% Notes mature on April 15, 2005. The 12 3/4% Notes will be redeemable, at the option of the Company at any time, in whole or in part, on or after April 15, 2000 at the redemption prices set forth in the indenture pursuant to which the 12 3/4% Notes were issued (the "12 3/4% Notes Indenture"), plus any unpaid interest, if any, to the date of redemption. The 12 3/4% Notes may also be redeemed at the option of the Company in whole but not in part in certain circumstances where Additional Amounts (as defined in the 12 3/4% Notes Indenture) are payable under the 12 3/4% Notes. In such circumstances the 12 3/4% Notes to be repurchased must be repurchased at 100% of Accreted Value or, as the case may be, principal amount thereof. Upon a Change of Control (as defined in the 12 3/4% Notes Indenture), holders of the 12 3/4% Notes will have the right to require the Company to repurchase all or any part of the 12 3/4% Notes at a repurchase price equal to 101% of the Accreted Value thereof plus accrued and unpaid interest, if any. Subject to certain conditions, the Company will be obligated to offer to purchase the 12 3/4% Notes and other Qualified Senior Notes (as defined in the 12 3/4% Notes Indenture) with the Excess Proceeds of certain Asset Sales at a redemption price of 100% of the Accreted Value or, as the case may be, principal amount thereof plus accrued and unpaid interest. The 12 3/4% Notes Indenture contains certain restrictions with respect to, among other things, the payment of dividends, the repurchase of stock and the making of certain other Restricted Payments, the incurrence of additional Indebtedness, the creation of certain Liens, certain Asset Sales, transactions with Subsidiaries and other Affiliates and mergers and consolidations.

  The 12 3/4% Notes are senior unsecured obligations of the Company ranking pari passu in right of payment of principal and interest with all other existing and future senior unsecured obligations of the Company and rank senior to all other existing and future subordinated debt of the Company, including, without limitation, the Convertible Notes and the 7 1/4% Convertible Notes.

  The Company has recently obtained the necessary consents of the registered holders of the 12 3/4% Notes to certain proposed amendments to the 12 3/4% Notes Indenture. On January 22, 1996, the Company and Chemical Bank, now known as The Chase Manhatten Bank, as Trustee, executed a first supplemental indenture to effect those amendments. In general, the amendments modify the 12 3/4% Notes Indenture by amending the covenant entitled "Limitations on Dividend and Other Payment Restrictions Affecting Subsidiaries" and other provisions to facilitate the arrangement of the Proposed Credit Facilities and other financings and make certain conforming and other changes to the 12 3/4% Notes Indenture.

THE 11 1/2% NOTES

  In January 1996, the Company issued $1,050,000,000 aggregate principal amount at maturity of its 11 1/2% Series A Senior Deferred Coupon Notes Due 2006 (the "Old 11 1/2% Notes") at a discount to their aggregate principal amount to generate gross proceeds to the Company of approximately $600,127,500. The Old 11 1/2% Notes were issued and sold in a transaction exempt from the registration requirement of the Securities Act pursuant to Rule 144A under the Securities Act. On May 23, 1996 the Company issued $1,050,000,000 aggregate principal amount at maturity of the 11 1/2% Series B Senior Deferred Coupon Notes Due 2006 (the "11 1/2% Notes") in exchange for the Old 11 1/2% Notes pursuant to the Indenture. The terms of the 11 1/2% Notes are identical in all material respects to the Old 11 1/2% Notes except for certain transfer restrictions and registration rights applicable to the Old 11 1/2% Notes. The Old 11 1/2% Notes tendered for exchange were cancelled on May 23, 1996 on consummation of the exchange offer made pursuant to the Company's Prospectus dated April 22, 1996, forming part of the Company's Registration Statement on Form S-4 (File No. 333-1010) filed with the Commission on April 16, 1996.

  The 11 1/2% Notes accrete at a rate of 11 1/2% computed on a semiannual bond equivalent basis to an aggregate principal amount at maturity of $1,050,000,000. Cash interest on the 11 1/2% Notes does not accrue until February 1, 2001. Thereafter, the 11 1/2% Notes accrue interest in cash at the rate of 11 1/2% per annum on the principal amount and will be payable semiannually on February 1 and August 1 of each year, commencing August 1, 2001 to holders of record on the immediately preceding January 15, and July 15. The 11 1/2% Notes mature on February 1, 2006. The 11 1/2% Notes will be redeemable, at the option of the Company at any time, in whole or in part, on or after February 1, 2001 at the redemption prices set forth in the indenture pursuant to which the 11 1/2% Notes were issued (the "11 1/2% Notes Indenture"), plus any accrued unpaid interest to the date of redemption. The 11 1/2% Notes may also be redeemed at the option of the Company in whole but not in certain circumstances where "Additional Amounts" (as defined in the 11 1/2% Notes Indenture) are payable under the 11 1/2% Notes. In such circumstances, the 11 1/2% Notes to be repurchased must be repurchased at 100% of Accreted Value or, as the case may be, principal amount thereof plus accrued and unpaid interest. Upon a Change of Control (as defined in the 11 1/2% Notes Indenture), holders of the 11 1/2% Notes will have the right to require the Company to repurchase all or any part of the 11 1/2% Notes at a repurchase price equal to 101% of the Accreted Value or, as the case may be, principal amount thereof plus accrued and unpaid interest, if any. Subject to certain conditions, the Company will be obligated to offer to purchase the 11 1/2% Notes and other Qualified Senior Notes (as defined in the 11 1/2% Notes Indenture) with the Excess Proceeds of certain Asset Sales at a redemption price of 100% of the Accreted Value or, as the case may be, principal amount thereof plus accrued and unpaid interest, if any. The 11 1/2% Notes Indenture contains certain restrictions with respect to, among other things, the payment of dividends, the repurchase of stock and the making of certain other Restricted Payments, the incurrence of additional Indebtedness, the creation of certain Liens, certain sales of assets, transactions with Subsidiaries and other Affiliates and mergers and consolidations.

  The 11 1/2% Notes are senior unsecured obligations of the Company ranking pari passu in right of payment of principal and interest with all other existing and future senior unsecured obligations of the Company and rank senior to all other existing and future subordinated debt of the Company, including, without limitation, the Convertible Notes and the 7 1/4% Convertible Notes.

THE 7 1/4% CONVERTIBLE NOTES

  In April 1995, concurrently with the original offering of the 12 3/4% Notes and in May 1995 the Company issued and sold an aggregate principal amount of $191,750,000 of its 7 1/4% Convertible Notes Due 2005 in transactions exempt from, or not subject to, the registration requirements of the Securities Act. Cash interest on the 7 1/4% Convertible Notes will be paid semiannually on April 15 and October 15 of each year, commencing October 15, 1995. The 7 1/4% Convertible Notes will mature on April 15, 2005. The 7 1/4% Convertible Notes are convertible at the option of the holder thereof at any time after 90 days following the date of the original issuance thereof and prior to maturity, unless previously redeemed, into shares of Common Stock of the Company, at a conversion price of $27.56 per share (as adjusted for the four-for-three stock split by way of dividend paid in August 1995), subject to further adjustment in certain events. The 7 1/4% Convertible Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after April 15, 1998, at the redemption prices set forth in the indenture pursuant to which the 7 1/4% Convertible Notes were issued (the "7 1/4% Convertible Notes Indenture"). Upon a Change of Control (as defined in the 7 1/4% Convertible Notes Indenture) holders of the 7 1/4% Convertible Notes will have the right to require the Company to purchase all or any part of the 7 1/4% Convertible Notes at a purchase price equal to 101% of the principal amount thereof and any accrued and unpaid interest to the date of purchase. The 7 1/4% Convertible Notes Indenture contains certain restrictions with respect to, among other things, certain Asset Sales, payment of Additional Amounts and mergers and consolidations.

  The 7 1/4% Convertible Notes are unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company (as defined in the 7 1/4% Convertible Notes Indenture) including, without limitation, the 10 7/8% Notes, the 12 3/4% Notes and the 11 1/2% Notes.

  The 7 1/4% Convertible Notes were issued and sold in transactions exempt from the registration requirement of the Securities Act pursuant to Rule 144A under the Securities Act or in transactions complying with Regulation S under the Securities Act. On July 18, 1995 the Commission declared effective the Company's shelf registration statement relating to the resale of the 7 1/4% Convertible Notes and the Common Stock issuable upon conversion thereof by the holders thereof.

THE 7% CONVERTIBLE NOTES

  In June 1996 the Company issued and sold an aggregate principal amount of $275,000,000 of its 7% Convertible Subordinated Notes Due 2008 in transactions exempt from, or not subject to, the registration requirements of the Securities Act. Cash interest on the 7% Convertible Notes will be paid semiannually on June 15 and December 15 of each year, commencing December 16, 1996. The 7% Convertible Notes will mature on June 15, 2008. The 7% Convertible Notes are convertible at the option of the holder thereof at any time after 90 days following the date of the original issuance thereof and prior to maturity, unless previously redeemed, into shares of Common Stock of the Company, at a conversion price of $37.875 per share subject to further adjustment in certain events. The 7% Convertible Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after June 15, 1999, at the redemption prices set forth in the indenture pursuant to which the 7% Convertible Notes were issued (the "7% Convertible Notes Indenture"). Upon a Change of Control (as defined in the 7% Convertible Notes Indenture) holders of the 7% Convertible Notes will have the right to require the Company to purchase all or any part of the 7% Convertible Notes at a purchase price equal to 101% of the principal amount thereof and any accrued and unpaid interest to the date of purchase. The 7% Convertible Notes Indenture contains certain restrictions with respect to, among other things, certain Asset Sales, payment of Additional Amounts and mergers and consolidations.

  The 7% Convertible Notes are unsecured obligations of the Company, subordinated in right of payment to all exiting and future Senior Debt of the Company (as defined in the 7% Convertible Notes Indenture) including, without limitations, the 10 7/8% Notes, the 12 3/4% Notes and the 11 1/2% Notes.

  The 7% Convertible Notes were issued and sold in transactions exempt from the registration requirement of the Securities Act pursuant to Rule 144A under the Securities Act or in transactions complying with Regulation S under the Securities Act. On September 13, 1996 the Commission declared effective the Company's shelf registration statement relating to the resale of the 7% Convertible Notes and the Common Stock issuable upon conversion thereof by the holders thereof.

THE NTL FACILITIES

  The following summaries do not purport to be complete and are qualified in their entirety by reference to the agreements described herein, copies of which have been filed with the Commission as exhibits to the Company's Registration Statement on Form S-4 (File No. 333-1010) filed with the Commission on April 16, 1996.

  THE A FACILITIES

  General. On March 28, 1996, the Purchaser entered into an agreement (the "A Facilities") with Chase Investment Bank Limited as arranger of a syndicate of lenders (the "Lenders") and The Chase Manhattan Bank, N.A. (the "Facility Agent"), pursuant to which the Lenders agreed, subject to the terms thereof, to lend the Purchaser up to (Pounds)165 million aggregate principal amount. The A Facilities are comprised of the Short Term Facility (of (Pounds)50 million), the Long Term Facility (of (Pounds)90 million) (collectively, the "Term Loan Facilities" and any loans thereunder, the "Term Loans") and the Revolving Credit Facility (of up to (Pounds)25 million). The Term Loan Facilities are available to finance the acquisition of NTL and to refinance monies used to pay a portion of the Initial Payment including acquisition costs and expenses; the Revolving Credit Facility may be used to finance capital expenditure and working capital requirements of NTL. Up to (Pounds)2 million is available under the Revolving Credit Facility by way of stand by letters of credit to guarantee overdraft and other working capital facilities made available by any clearing bank to the Purchaser. The Revolving Credit Facility is subject to certain drawdown conditions including, in particular, the receipt of matching subordinated debt or equity from the Company or any of its subsidiaries or any other person (other than a member of the Purchase group) and, in the case of cash advances (other than cash advances made by the Purchaser to repay any sums paid by The Chase Manhattan Bank, N.A. pursuant to any standby letters of credit issued by it in accordance with terms of the A Facilities), the repayment of the Bridge Facility. The Bridge Facility was repaid in full on August 16, 1996.

  Repayment and Interest. Any amounts outstanding under the Revolving Credit Facility on December 31, 1997 (the end of the availability period) will be converted to Term Loans. As a result of the announcement by the Director General of OFTEL on September 23, 1996 regarding the new price control arrangements applicable to NTL's television transmission services, all amounts outstanding under the Short Term Facility have been automatically converted into, and shall be deemed to be, amounts outstanding under the Long Term Facility and will not be required to be prepaid on December 31, 1996.

  The Company is obligated to fund the Further Payment by way of equity or subordinated debt up to (Pounds)35 million by no later than the first anniversary of the date of completion of the acquisition. The undertaking in relation to the Further Payment is subject to certain reductions.

  All amounts outstanding under the Long Term Facility must be repaid at the rate of a quarter of: (i) 5% of the amounts outstanding on each quarterly payment date during 1998; (ii) 20% of the amounts outstanding on each quarterly payment date during 1999; (iii) 22% of the amounts outstanding on each quarterly payment date during 2000; (iv) 25% of the amounts outstanding on each quarterly payment date during 2001; and (v) 28% of the amounts outstanding on each quarterly payment date during 2002.

  Loans under the A Facilities bear interest at an annual rate equal to LIBOR plus a margin that varies from 0.75% per annum to 1.75% per annum, based on certain financial ratios of the Purchaser and certain of its subsidiaries.

  The A Facilities require that amounts outstanding thereunder be prepaid and the commitment of its Lenders thereunder be reduced in certain circumstances. In particular, the A Facilities require that 50% of any Excess Cash Flow (as defined in the A Facilities) of the Purchaser and its subsidiaries shall be applied to prepay amounts outstanding under the Term Loan Facility. The Purchaser may prepay the Term Loan Facilities any time subject to certain notice requirements and reimbursing the Lenders for any funding losses and certain breakage costs.

  Security. All principal, interest and other obligations of the Purchaser in respect of loans under the A Facilities will be secured by, among other things, guarantees given by NTL and certain of its subsidiaries and first ranking fixed and floating charges over present and future assets (subject to certain exceptions) of the Purchaser, NTL and certain of its subsidiaries. The A Facilities do not, therefore, provide for the Lenders to have recourse to the assets of the Company other than the assets of the Purchaser and its subsidiaries including without limitation, an unsecured right of the Purchaser against the Company under the undertaking relating to the Further Payment referred to above under "--Repayment and Interest" and the rights of the Lenders under the Short Term Facility pursuant to the undertaking of the Company relating to the Reduction Amount payable pursuant to the Short Term Facility. Based on the Interim Statement, however, the Company believes that no Reduction Amount will become payable pursuant to the Short Term Facility. See "--Repayment and Interest."

  Covenants. The A Facilities contain various financial and other covenants, including covenants with respect to the Purchaser and certain of its subsidiaries relating to minimum total debt to Operating Cash Flow (as defined in the "A Facilities"), fixed charge coverage, net worth and pro-forma debt service ratios. The A Facilities also include covenants which restrict the ability of the Purchaser to pay dividends or make other distributions to its shareholders to 50% of Excess Cash Flow, provided no event of default or potential event of default has occurred or remains unremedied. The covenants further include other customary restrictions for facilities of this nature including a requirement for all amounts invested by the Company or any of its subsidiaries in the Purchaser's group to be subordinated on the terms of subordination agreements to the claims of the A Facilities' and B Facilities' Lenders. The Purchaser's ability to borrow under the A Facilities is subject to, among other things, its compliance with such covenants and the failure to comply with such covenants could result in all amounts under the A Facilities becoming immediately due and payable.

  Conditions Precedent. The Purchaser's ability to draw under the Revolving Credit Facility is subject to the satisfaction of certain conditions precedent including, among other things, no breach of representation, no event of default or potential event of default by certain members of the Purchaser's group. In addition, subject to certain exceptions, cash advances under the Revolving Credit Facility may not be drawn down until the Bridge

Facility has been paid in full and matching funding has been obtained by the Purchaser in the form of equity or subordinated debt. On August 16, 1996, the Bridge Facility was repaid in full using proceeds from the Convertible Notes.

  Events of Default. The A Facilities contain various events of default for, among other things, non-payment of amounts due under the facilities, breach of covenants or representations, cross default to certain other indebtedness, breach of the covenants regarding the financial condition of the Purchaser and certain of its subsidiaries, termination of the BBC site sharing license agreements and certain material commercial contracts, or failure by the Company to comply with its undertakings to the Lenders and the Purchaser. The occurrence of any event of default could result in all amounts outstanding under the A Facilities becoming immediately due and payable.

  THE BRIDGE FACILITY

  Contemporaneously with its execution of the A Facilities, The Chase Manhattan Bank, N.A. agreed to lend to the Purchaser up to (Pounds)60 million aggregate principal amount under a secured term loan facility (the "Bridge Facility"). The proceeds of the Bridge Facility were primarily used to finance a portion of the NTL acquisition and associated expenses. On August 16, 1996, the Bridge Facility was repaid in full using a portion of the net proceeds from the Convertible Notes.

THE PROPOSED CREDIT FACILITIES

  The Company intends to resume discussions with commercial banks regarding the arrangement of the Proposed Credit Facilities. The arrangement of the Proposed Credit Facilities is subject to the satisfaction of a number of significant conditions, including, among other things, (i) reaching an agreement in principle regarding the terms of the Proposed Credit Facilities,
(ii) the banks' credit committee approval, (iii) the negotiation and execution of definitive credit agreements and related documents satisfactory to the Company and the banks, (iv) the completion of due diligence satisfactory to the Arrangers and (v) nothing occurring or arising which might adversely affect the banks' ability to syndicate the Proposed Credit Facilities. The Company can give no assurance that any such conditions will be satisfied or that the Proposed Credit Facilities will be entered into.

  The Company expects that the Proposed Credit Facilities will contain various covenants, including financial covenants restricting changes of control (or making such an event an event of default) and limiting various other activities that the borrowing group may otherwise engage in, in particular, restricting the payment of dividends or distributions by the borrowing group to the Company and its other Subsidiaries if an event of default under the Proposed Credit Facilities has occurred and continuing and restructuring the payments of such dividends out of excess cash flow. Indebtedness under each of the Proposed Credit Facilities is expected to be incurred by each member of the relevant borrowing group and to be secured and guaranteed in a manner to be agreed with the banks.

                             SELLING STOCKHOLDERS

  The Selling Stockholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Shares. The following table shows the number of shares of Common Stock beneficially owned by each Selling Stockholder as of the date of this Prospectus (subject to the assumption described in footnote
(5) below) and the number of Shares that may be offered for the account of such Selling Stockholder pursuant to this Prospectus, assuming that all of the Shares indicated below as being beneficially owned by each Selling Stockholder are to be offered pursuant to this Prospectus. The information about each Selling Stockholder has been obtained from that Selling Stockholder. Except as described in the footnotes below, none of the Selling Stockholders holds any position or office with, has been employed by, or has otherwise had a material relationship with the Company or any of its predecessors or affiliates within the past three years. Because the Selling Stockholders may offer all or some portion of the Shares pursuant to this Prospectus, no estimate can be given as to the amount of the Shares that will be held by the Selling Stockholders upon termination of any such offering.

                                               NUMBER OF SHARES
                                               OF COMMON STOCK
                                                 BENEFICIALLY   NUMBER OF SHARES
                   NAME OF                      OWNED PRIOR TO   TO BE OFFERED
             SELLING STOCKHOLDERS               THIS OFFERING      HEREUNDER
             --------------------              ---------------- ----------------
Booth American Company(1)(2)..................      817,488          817,488
Columbia Management, Inc.(1)..................      570,953          570,953
Robert T. Goad(3).............................       26,559           26,559
Swalec Telco Investments Limited(4)...........    1,950,000(5)     1,950,000(5)

--------
(1) ECE Management Company, a partnership of affiliates of Booth American Company and Columbia Management, Inc., performed services under a management agreement with ECE from March 15, 1994, until August 30, 1996. Booth American Company and Columbia Management, Inc., were partners in B/G Co., a partnership which owned a 30% minority interest in ECE from March 15, 1994 until August 30, 1996.
(2) Ralph H. Booth II, an officer and director of Booth American Company, was a director of ECE from March 15, 1994 until August 30, 1996.
(3) Robert T. Goad, an officer and director of Columbia Management, Inc., was an officer and director of ECE from March 15, 1994 until August 30, 1996.
(4) Swalec Telco Investments Limited owned a 40% minority interest (comprising shares and loan notes) in CableTel Newport from December 15, 1993 until October 7, 1996 and nominated directors and alternate directors of CableTel Newport and its subsidiaries during that period.
(5) Such number represents the maximum number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock assuming that Swalec Telco Investments Limited exercises its option to convert all the Series A Preferred issued and outstanding on the date of this Prospectus. As of the date of this Prospectus, Swalec Telco Investments Limited does not beneficially own any Shares.

                             PLAN OF DISTRIBUTION

  The Shares covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale except that the Shares are subject to certain contractual restrictions on transfer. The Share Exchange Agreement restricts transfers of the ECE Shares and the Share Purchase Agreement restricts transfers of the Swalec Shares for certain periods specified therein.

  Subject to those restrictions, the Shares may be sold from time to time in one or more transactions to purchasers either directly by the Selling Stockholders, through agents designated by the Selling Stockholders or to or through brokers, dealers or underwriters to be designated by the Selling Stockholders, at such prices (whether at fixed offering prices, prevailing market prices, varying prices determined at the time of sale or otherwise) and on such terms as may be determined by the Selling Stockholders at the time of sale; additionally, such sales may be made on the NNM or in the over-the-counter market or otherwise. Such agents, brokers, dealers or underwriters will likely receive commissions or discounts from the Selling Stockholders which may exceed customary and ordinary amounts to be negotiated immediately prior to the sale. The Selling Stockholders and any agents, dealers or underwriters that participate with the Selling Stockholders in the distribution of the shares of Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

  To the extent required under the Securities Act, the aggregate amount of Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. The aggregate proceeds to the Selling Stockholders from the sale of the shares of Common Stock offered hereby will be the selling price of the shares of Common Stock sold less the aggregate commissions and discounts thereon, if any, and other expenses of issuance and distribution. None of the proceeds from the sale of the shares of Common Stock offered hereby will be received by the Company.

  To comply with the securities laws of certain jurisdictions, if applicable, the Shares may be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

  Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to such Shares. In addition and without limiting the foregoing, each Selling Stockholder will be subject to
(i) applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) the provisions of the Share Exchange Agreement or, as the case may be, the Share Purchase Agreement applicable to such Selling Stockholder, which provisions may limit the timing of purchases and sales of the Shares by the Selling Stockholders (including pursuant to an underwritten offering). All of the foregoing may affect the marketability of the Shares.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock and the associated Rights offered hereby will be passed upon for the Company by Richard J. Lubasch, Senior Vice President, General Counsel and Secretary of the Company. Mr. Lubasch owns shares of the Company's capital stock and options to acquire additional shares of the Company's capital stock.

                                    EXPERTS

  The consolidated financial statements of International CableTel Incorporated included in its Annual Report (on Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of NTL Group Limited at December 31, 1995 and 1994, and for each of the years then ended appearing in International CableTel Incorporated's Current Report (on Form 8-K/A-1) dated May 9, 1996 have been audited by Ernst & Young, independent auditors as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  INDEX TO PRO FORMA STATEMENTS OF OPERATIONS

INTERNATIONAL CABLETEL INCORPORATED

Pro forma Condensed Consolidated Statements of Operations (Unaudited)......  F-2
Pro forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 1996 (Unaudited)...............................  F-3
Pro forma Condensed Consolidated Statement of Operations for the year ended
 December 31, 1995
 (Unaudited)...............................................................  F-4
Notes to Pro forma Condensed Consolidated Statements of Operations (Unau-
 dited)....................................................................  F-5

                      INTERNATIONAL CABLETEL INCORPORATED

           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

  In May 1996, a wholly owned subsidiary of International CableTel Incorporated ("CableTel"), entered into an agreement (the "Agreement") and acquired all of the issued and outstanding stock of NTL Group Limited ("NTL") in exchange for cash of approximately (Pounds)200,000,000, and an agreement to pay (Pounds)35,000,000, subject to adjustment, one year from closing. A substantial portion of the purchase price was financed (the "Financing") through (i) a bank facility of (Pounds)140,000,000 and (ii) a (Pounds)60,000,000 short term bank loan.

  The following unaudited pro forma condensed consolidated statements of operations of CableTel give effect to the Agreement and the Financing. In accordance with FAS 52, the statement of operations has been translated into dollars using the average exchange rate for the nine months ended September 30, 1996 ((Pounds)1 = $1.5363) and for the year then ended December 31, 1995 ((Pounds)1 = $1.5782).

  The NTL historical statements of operations have been adjusted to reflect U.S. GAAP and to eliminate the gain on the sale of its Advanced Products Division and the operations of that division.

  The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 1996 and for the year ended December 31, 1995 gives effect of the Agreement and Financing as if they had occurred at the beginning of the respective periods.

  The pro forma statements of operations have been prepared by CableTel's management. These pro forma statements of operations may not be indicative of the results that actually would have occurred if the transactions had been in effect on the dates indicated or which may be obtained in the future. The pro forma statements of operations should be read in conjunction with the consolidated financial statements and notes of CableTel and NTL.

                      INTERNATIONAL CABLETEL INCORPORATED

      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                 (IN THOUSANDS)

                                    CABLETEL     NTL    ADJUSTMENTS    PRO FORMA
                                    ---------  -------  -----------    ---------
Revenues..........................  $ 143,473  $61,295                 $ 204,768
Costs and expenses:
  Operating expenses..............     98,941   31,453                   130,394
  Selling, general and
   administrative.................     90,092    7,536                    97,628
  Depreciation and amortization...     60,764    3,878   $  3,740 (a)     68,382
                                    ---------  -------   --------      ---------
Total costs and expenses..........    249,797   42,867      3,740        296,404
                                    ---------  -------   --------      ---------
Income (loss) from operations.....   (106,324)  18,428     (3,740)       (91,636)
Interest (expense)................   (105,368)  (1,670)    (9,604)(b)   (116,642)
Interest income...................     28,669      684        --          29,353
Other.............................        432      --         --             432
                                    ---------  -------   --------      ---------
Income (loss) before provision for
 income taxes and minority
 interests........................   (182,591)  17,442    (13,344)      (178,493)
Benefit (provision) for income
 taxes............................     (5,183)  (3,255)     3,255 (c)     (5,183)
                                    ---------  -------   --------      ---------
Income (loss) before minority
 interests........................   (187,774)  14,187    (10,089)      (183,676)
Minority interest.................     11,822      --         --          11,822
                                    ---------  -------   --------      ---------
Income (loss) from continuing
 operations.......................  $(175,952) $14,187   $(10,089)     $(171,854)
                                    =========  =======   ========      =========
Net (loss) per share..............  $   (5.73)     --         --       $   (5.59)
                                    =========  =======   ========      =========
Weighted average number of shares
 used in calculation of earnings
 per share........................     30,717      --         --          30,717
                                    =========  =======   ========      =========

                      INTERNATIONAL CABLETEL INCORPORATED

      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                   CABLETEL     NTL     ADJUSTMENTS    PRO FORMA
                                   ---------  --------  -----------    ---------
Revenues.........................  $  33,741  $172,590                 $ 206,331
Costs and expenses:
  Operating expenses.............     24,415   104,690                   129,105
  Selling, general and
   administrative................     72,629    18,489                    91,118
  Depreciation and amortization..     29,823    15,421   $ 11,220 (a)     56,464
                                   ---------  --------   --------      ---------
Total costs and expenses.........    126,867   138,600     11,220        276,687
                                   ---------  --------   --------      ---------
Income (loss) from operations....    (93,126)   33,990    (11,220)       (70,356)
Interest (expense)...............    (28,379)   (3,278)   (26,579)(b)    (58,236)
Interest income..................     21,185     1,046                    22,231
Other............................         84                                  84
                                   ---------  --------   --------      ---------
Income (loss) before provision
 for income taxes and minority
 interests.......................   (100,236)   31,758    (37,799)      (106,277)
Benefit (provision) for income
 taxes...........................      2,477    (9,998)       352 (c)     (7,169)
                                   ---------  --------   --------      ---------
Income (loss) before minority
 interests.......................    (97,759)   21,760    (37,447)      (113,446)
Minority interests...............      6,974       --         --           6,974
                                   ---------  --------   --------      ---------
Income (loss) from continuing
 operations......................  $ (90,785) $ 21,760   $(37,447)     $(106,472)
                                   =========  ========   ========      =========
Net (loss) per share.............  $   (3.01)      --         --       $   (3.53)
                                   =========  ========   ========      =========
Weighted average number of shares
 used in calculation of earnings
 per share.......................     30,190       --         --          30,190
                                   =========  ========   ========      =========

                      INTERNATIONAL CABLETEL INCORPORATED

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                     STATEMENTS OF OPERATIONS (UNAUDITED)

  For purposes of determining the effect of the Agreement and Financing on CableTel's Condensed Consolidated Statements of Operations for the nine months ended September 30, 1996 and the year ended December 31, 1995 the following pro forma adjustments have been made:

                                                            NINE MONTHS ENDED
                                           YEAR ENDED         SEPTEMBER 30,
                                        DECEMBER 31, 1995         1996
                                        ------------------  ------------------
                                         (IN THOUSANDS)      (IN THOUSANDS)
  (a) Amortization of goodwill over 30
      years and the depreciation of the
      excess of the fair value over
      book value of property and
      equipment acquired...............           $(11,220)           $ (3,740)
  (b) Interest expense on debt at 10
      1/2% per annum for the short term
      debt and 9 1/4% per annum for the
      long term debt................... $(29,857)           $(11,343)
      Less interest on NTL debt retired    3,278               1,739
                                        --------            --------
                                                   (26,579)             (9,604)
  (c) Estimated tax benefit from filing
      for group relief.................                352               3,255
                                                  --------            --------
                                                  $(37,447)           $(10,089)
                                                  ========            ========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF ITS AGENTS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UN-DER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AU-THORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATIONS IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITA-TION.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   3
Prospectus Summary.........................................................   5
Risk Factors...............................................................   7
Use of Proceeds............................................................  20
Price Range of Common Stock................................................  20
Dividend Policy............................................................  21
Exchange Rates.............................................................  21
Capitalization.............................................................  22
Selected Consolidated Financial Information................................  23
The Company................................................................  24
Recent Developments........................................................  30
Description of Capital Stock...............................................  31
Description of Certain Indebtedness........................................  38
Selling Stockholders.......................................................  44
Plan of Distribution.......................................................  44
Legal Matters..............................................................  45
Experts....................................................................  45
Index to Pro Forma Statements of Operations................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     3,365,000 SHARES

                                  [ICT LOGO]

     COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------


                               DATED      , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by the Company in connection with the Offering.

      SEC registration fee............................................. $25,620
      Nasdaq Listing Fee...............................................
      Legal fees and expenses..........................................
      Accounting fees and expenses.....................................
      Printing and engraving fees......................................
      Miscellaneous expenses...........................................
                                                                        -------
          Total........................................................  $
                                                                        =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  As permitted by Section 102 of the Delaware General Corporation Law (the "DGCL"), the Company's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under Section 174 of the DGCL or liability for a breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. The effect of this provision in the certificate of incorporation is to eliminate the rights of the Company and its stockholders (through stockholders, derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above.

  The Company's By-laws provide that directors and officers of the Company shall be indemnified against liabilities arising from their service as directors and officers to the full extent permitted by law. Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  Section 145 further provides that to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

  The Company has entered into a director and officer indemnity agreement ("Indemnity Agreement") with each officer and director of the Company (an "Indemnitee"). Under the By-laws and these Indemnity Agreements, the Company must indemnify an Indemnitee to the fullest extent permitted by the DGCL for losses and expenses incurred in connection with actions in which the Indemnitee is involved by reason of having been a director or officer of the Company. The Company is also obligated to advance expenses an Indemnitee may incur in connection with such actions before any resolution of the action.

ITEM 16. EXHIBITS.

  The following exhibits are filed as part of this Registration Statement.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  2.1.   Amended and Restated Agreement of Reorganization and Plan of Merger
         Agreement, dated as of May 28, 1993, by and between the Company and
         OCOM(1)
  2.2.   Deed of Irrevocable Undertaking dated March 28, 1996 by and among
         Addroute Limited, certain shareholders in the NTL Group Limited, NTL
         Group Limited and the Registrant(2)
  2.3.   Form of Offer Document dated March 28, 1996, of Addroute Limited for
         NTL Group Limited(2)
  2.4.   Deed of Adjustment dated March 28, 1996, by and among Addroute Limited and Mercury Asset Management plc(2)
  2.5.   Share Exchange Agreement dated as of August 30, 1996, among the
         Registrant, B/G Co., Booth American Company, Columbia Management, Inc.
         and Robert T. Goad
  2.6.   Share Purchase Agreement dated October 7, 1996 by and among the
         Registrant, South Wales Electricity plc and Swalec Telco Investments
         Limited
  4.1.   Restated Certificate of Incorporation of the Registrant, as amended by
         Certificate of Amendment, dated June 5, 1996(3)
  4.2.   Restated Bylaws of the Registrant(1)
  4.3.   Rights Agreement, dated as of October 1, 1993, by and between the
         Registrant and Continental Stock Transfer and Trust Company, as Rights
         Agent(1)
  4.4.   Specimen of Common Stock Certificate of the Registrant(1)
  5.1.   Opinion of Richard J. Lubasch, General Counsel to the Registrant, as
         to the legality of the securities being registered hereby*
 23.1.   Consent of Ernst & Young LLP
 23.2.   Consent of Ernst & Young
 23.3.   Consent of Richard J. Lubasch, General Counsel to the Registrant
         (included in Exhibit 5.1)*
 24.     Powers of Attorney (included in the signature pages to the
         Registration Statement)

--------
(1) Incorporated by reference from the Registrant's Registration Statement on Form S-1, File No. 33-63570.
(2) Incorporated by reference from Amendment No. 2 to the Registrant's Registration Statement on Form S-4, File No. 333-1010.
(3) Incorporated by reference from the Registrant's Registration Statement on Form S-3, File No. 333-07879.
*  To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

    (2) That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY AUTHORIZED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THE 25TH DAY OF NOVEMBER, 1996.

                                         International CableTel Incorporated

                                         By:      /s/ Richard J. Lubasch
                                             ----------------------------------
                                             RICHARD J. LUBASCH SENIOR VICE
                                                   PRESIDENT--GENERAL
                                                 COUNSEL AND SECRETARY

                               POWER OF ATTORNEY

  Each person whose signature appears below hereby authorizes Richard J. Lubasch, George S. Blumenthal, J. Barclay Knapp and Gregg Gorelick and each and any one of them, as attorneys-in-fact and agents, with full powers of substitution, to sign on his or her behalf, individually and in the capacities stated below, and to file any and all amendments (including post-effective amendments) to this Registration Statement with the Securities and Exchange Commission, granting to said attorney-in fact and agents full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                       TITLE                 DATE
             ---------                       -----                 ----

      /s/ George S. Blumenthal        Chairman of the         November 25, 1996
------------------------------------   Board and
        GEORGE S. BLUMENTHAL           Treasurer

        /s/ J. Barclay Knapp          President, Chief        November 25, 1996
------------------------------------   Executive and
          J. BARCLAY KNAPP             Financial Officer
                                       and Director

         /s/ Gregg Gorelick           Vice President--        November 25, 1996
------------------------------------   Controller
           GREGG GORELICK

        /s/ Sidney R. Knafel          Director                November 25, 1996
------------------------------------
          SIDNEY R. KNAFEL

       /s/ Ted H. McCourtney          Director                November 25, 1996
------------------------------------
         TED H. MCCOURTNEY

        /s/ Alan J. Patricof          Director                November 25, 1996
------------------------------------
          ALAN J. PATRICOF

         /s/ Warren Potash            Director                November 25, 1996
------------------------------------
           WARREN POTASH

       /s/ Michael S. Willner         Director                November 25, 1996
------------------------------------
         MICHAEL S. WILLNER

                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
   NO.                             DESCRIPTION                             NO.
 -------                           -----------                             ----
  2.1.   Amended and Restated Agreement of Reorganization and Plan of
         Merger Agreement, dated as of May 28, 1993, by and between the
         Company and OCOM(1)
  2.2.   Deed of Irrevocable Undertaking dated March 28, 1996 by and among Addroute Limited, certain shareholders in the NTL Group
         Limited, NTL Group Limited and the Registrant(2)
  2.3.   Form of Offer Document dated March 28, 1996, of Addroute
         Limited for NTL Group Limited(2)
  2.4.   Deed of Adjustment dated March 28, 1996, by and among Addroute
         Limited and Mercury Asset Management plc(2)
  2.5.   Share Exchange Agreement dated as of August 30, 1996, among the
         Registrant, B/G Co., Booth American Company, Columbia
         Management, Inc. and Robert T. Goad
  2.6.   Share Purchase Agreement dated October 7, 1996 by and among the
         Registrant, South Wales Electricity plc and Swalec Telco
         Investments Limited
  4.1.   Restated Certificate of Incorporation of the Registrant, as
         amended by Certificate of Amendment, dated June 5, 1996(3)
  4.2.   Restated Bylaws of the Registrant(1)
  4.3.   Rights Agreement, dated as of October 1, 1993, by and between the Registrant and Continental Stock Transfer and Trust
         Company, as Rights Agent(1)
  4.4.   Specimen of Common Stock Certificate of the Registrant(1)
  5.1.   Opinion of Richard J. Lubasch, General Counsel to the
         Registrant, as to the legality of the securities being
         registered hereby*
 23.1.   Consent of Ernst & Young LLP
 23.2.   Consent of Ernst & Young
 23.3.   Consent of Richard J. Lubasch, General Counsel to the
         Registrant (included in Exhibit 5.1)*
 24.     Powers of Attorney (included in the signature pages to the
         Registration Statement)

--------
(1) Incorporated by reference from the Registrant's Registration Statement on Form S-1, File No. 33-63570.
(2) Incorporated by reference from Amendment No. 2 to the Registrant's Registration Statement on Form S-4, File No. 333-1010.
(3) Incorporated by reference from the Registrant's Registration Statement on Form S-3, File No. 333-07879.
 * To be filed by amendment.